Exhibit (a)(1)(G)

Amended and Restated Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

GFI Group Inc.

At

$6.10 Net Per Share

by

BGC Partners, L.P.

an operating subsidiary of

BGC Partners, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.

NEW YORK CITY TIME ON

FEBRUARY 26, 2015.

BGC Partners, L.P., a Delaware limited partnership (the “Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”), for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the related Amended and Restated Letter of Transmittal that accompanies this Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Purchaser does not currently intend to extend the offer unless required by law.

The Offer is being made pursuant to a Tender Offer Agreement (together with any amendments or supplements thereto, the “Tender Offer Agreement”), dated as of February 19, 2015, by and among BGC, the Purchaser and GFI, pursuant to which, promptly after the expiration of the Offer, subject to the satisfaction or waiver of certain conditions, the Purchaser shall, and BGC shall cause the Purchaser to, consummate the Offer and accept for payment and pay for (subject to any applicable withholding of tax) all Shares validly tendered and not validly withdrawn pursuant to the Offer.

THE BOARD OF DIRECTORS OF GFI RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of GFI, upon the recommendation of the Special Committee of Independent Directors, unanimously (i) determined that the terms of the Tender Offer Agreement and the Offer are advisable, fair to and in the best interests of GFI and its stockholders, (ii) approved the Tender Offer Agreement and the Offer and (iii) resolved to recommend that the stockholders of GFI accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the

Purchaser and its subsidiaries, represents at least 43% of all then outstanding Shares (the “Minimum Tender Condition”), (ii) certain regulatory approvals remaining in effect and not having been revoked, and any required approvals or waiting periods under certain foreign competition laws having expired or been terminated or obtained, as applicable (the “Regulatory Condition”), (iii) no applicable law, temporary restraining order, injunction or other order being issued and remaining in effect which has the effect of making illegal or otherwise prohibiting the consummation of the Offer, (iv) the representations and warranties of GFI set forth in the Tender Offer Agreement being accurate, generally as qualified by a Material Adverse Effect standard (as defined in the Tender Offer Agreement), on the expiration date of the Offer, (v) GFI’s compliance in all material respects with its agreements and covenants under the Tender Offer Agreement, including appointing BGC’s designees to the GFI Board so that they constitute six out of the eight members of the GFI board, and (vi) certain other customary conditions.

The consummation of the Offer is not conditioned on BGC or the Purchaser obtaining financing.

GFI was previously party to a series of agreements, including an Agreement and Plan of Merger and a Purchase Agreement (together, with any amendments thereto, the “CME Merger Agreement”), each dated July 30, 2014, as amended, with CME Group Inc. (“CME”) and certain of its affiliates, whereby GFI agreed to merge with and into a wholly owned subsidiary of CME and, immediately following such merger, a private consortium of current GFI management would acquire from CME GFI’s wholesale brokerage and clearing businesses (such transactions collectively as they exist as of the date of the Offer, the “CME Transaction”). In addition, CME, Jersey Partners, Inc. (“JPI”) and certain other stockholders of GFI, who collectively control approximately 38% of GFI’s issued and outstanding common stock, entered into an agreement, dated July 30, 2014 (the “Support Agreement”), that provides for such stockholders to vote for the CME Transaction and vote against any alternative transaction and that prevents such stockholders from transferring their shares, including by tendering into this Offer. The CME Merger Agreement and the CME Transaction were terminated on January 30, 2015. The restrictions in the Support Agreement continue for 12 months following the termination of the CME Merger Agreement. The consummation of the Offer is not conditioned on the termination of the Support Agreement, and is not conditioned on the tender of the Shares subject to the Support Agreement.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

The Dealer Manager for the Offer is:

Cantor Fitzgerald & Co.

February 20, 2015

IMPORTANT

Any stockholder of GFI who desires to tender all or a portion of such stockholder’s Shares in the Offer should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares—Book-Entry Transfer” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Procedure for Tendering Shares—Guaranteed Delivery”.

Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to this Offer may be found at http://www.sec.gov.

TABLE OF CONTENTS

		Page

SUMMARY TERM SHEET		5
INTRODUCTION		10
THE OFFER		12
1.	Terms of the Offer	12
2.	Acceptance for Payment and Payment for Shares	13
3.	Procedure for Tendering Shares	14
4.	Withdrawal Rights	16
5.	Certain U.S. Federal Income Tax Consequences	17
6.	Price Range of Shares; Dividends	19
7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations; Credit Facility	19
8.	Certain Information Concerning GFI	20
9.	Certain Information Concerning the Purchaser and BGC	21
10.	Source and Amount of Funds	22
11.	Background of the Offer; Other Transactions with GFI	22
12.	The Tender Offer Agreement	27
13.	Purpose of the Offer; Plans for GFI	43
14.	Dividends and Distributions	44
15.	Conditions of the Offer	44
16.	Certain Legal Matters; Regulatory Approvals	45
17.	Legal Proceedings	47
18.	Fees and Expenses	47
19.	Miscellaneous	47
SCHEDULES
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER		48
SCHEDULE II SECURITIES TRANSACTIONS IN THE PAST 60 DAYS		52

SUMMARY TERM SHEET

BGC Partners, L.P., a Delaware limited partnership (the “Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”), for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the related Amended and Restated Letter of Transmittal that accompanies this Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The following are some of the questions you, as a GFI stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. BGC and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

The information concerning GFI contained herein and elsewhere in the Offer to Purchase has been taken from or is based upon publicly available documents or records of GFI on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. BGC and the Purchaser have not independently verified the accuracy and completeness of such information. BGC and the Purchaser have no knowledge that would indicate that any statements contained herein relating to GFI taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

In this Offer to Purchase, unless the context requires otherwise the terms “we,” “our” and “us” refer to the Purchaser and its subsidiaries, collectively.

Who is offering to buy my securities?

The Purchaser, BGC Partners, L.P., is a Delaware limited partnership and an operating subsidiary of BGC Partners, Inc., a Delaware corporation, and a leading global brokerage company primarily servicing the wholesale financial and commercial real estate markets through its Financial Services and Real Estate Services businesses. See “The Offer—Section 9—Certain Information Concerning the Purchaser”.

What securities are you offering to purchase?

We are offering to acquire all of the outstanding Shares of GFI. See “Introduction.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $6.10 per Share net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction”.

Any GFI stockholder who has previously tendered Shares pursuant to the Offer and has not withdrawn such Shares need not take any further action in order to receive the offer price of $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes, if Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure, if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Amended and Restated Offer to Purchase.

Why are you making the Offer?

We are making the Offer because we want to acquire as much equity as is possible (and at least a 43% equity interest) in GFI. Our Offer is available for 100% of the outstanding equity interest in GFI, but the Minimum Tender Condition only requires that there be validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 43% of all then outstanding Shares.

Is there an agreement governing the Offer?

Yes. BGC, the Purchaser and GFI have entered into the Tender Offer Agreement, dated as of February 19, 2015 (together with any amendments or supplements thereto, the “Tender Offer Agreement”). The Tender Offer Agreement provides, among other things, for the terms and conditions of the Offer. See “The Offer—Section 12—The Tender Offer Agreement.”

Why are the Offer to Purchase, the Letter of Transmittal and related documents being amended and restated?

There have been recent developments relating to the Offer since it was commenced on October 22, 2014, all of which we have reported in amendments to our tender offer statement on Schedule TO, which have been filed with the SEC (including this Amended and Restated Offer to Purchase). On February 19, 2015, BGC, the Purchaser and GFI entered into the Tender Offer Agreement, pursuant to which, among other things, the parties have agreed on the terms and conditions of the Offer, including that GFI will appoint BGC’s designees to the GFI Board so that they constitute six out of the eight members of the GFI board. In accordance with the Tender Offer Agreement, we are amending and restating the Offer to Purchase, the Letter of Transmittal and related offer documents in order to inform you of the terms and conditions of the Tender Offer Agreement and to amend certain terms and conditions of the Offer in accordance with the Tender Offer Agreement. See “Introduction.”

What does the GFI board recommend?

The board of directors of GFI, upon the recommendation of the GFI Special Committee, unanimously (i) determined that the terms of the Tender Offer Agreement and the Offer are advisable, fair to and in the best interests of GFI and its stockholders, (ii) approved the Tender Offer Agreement and the Offer and (iii) resolved to recommend that the stockholders of GFI accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

GFI will file an amended Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) with the SEC reflecting the recommendation of the GFI Board that holders of Shares tender their Shares into the Offer.

Do I have to vote to approve the Offer?

No. Your vote is not required. You simply need to tender your Shares if you choose to do so. The Purchaser intends to complete the Offer only if a sufficient number of Shares are tendered such that the Minimum Tender Condition is satisfied.

Do you have the financial resources to complete the Offer?

We estimate that we would need approximately $380 million if 100% of the Shares outstanding as of February 19, 2015 that are not held by the Purchaser and its subsidiaries or GFI stockholders subject to the Support Agreement are tendered and accepted for payment pursuant to the Offer.

On December 9, 2014, BGC closed an offering of $300 million aggregate principal amount of senior notes. The Purchaser expects to fund the cash requirements for the offer from its available cash, including the proceeds of the notes offering.

The consummation of the Offer is not conditioned on BGC or the Purchaser obtaining financing. See “The Offer—Section 10—Source and Amount of Funds”.

Is your financial condition material to my decision to tender in the Offer?

We do not believe that our financial condition is material to your decision whether to tender Shares and accept the Offer because: (i) the Offer consists solely of cash; (ii) the Offer is not subject to any financing condition; and (iii) we believe we will have sufficient funds through available cash to purchase all Shares validly tendered in the Offer and not validly withdrawn and related fees and expenses. See “The Offer—Section 10—Source and Amount of Funds”.

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on February 26, 2015. If the Offer is extended, as described below, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer”.

What are the most significant conditions to the Offer?

The consummation of the Offer is conditioned upon, among other things:

•	there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 43% of all then outstanding Shares (the “Minimum Tender Condition”);

•	certain regulatory approvals remaining in effect and not having been revoked, and any required approvals or waiting periods under certain foreign competition laws having expired or been terminated or obtained, as applicable (the “Regulatory Condition”);

•	no applicable law, temporary restraining order, injunction or other order being issued and remaining in effect which has the effect of making illegal or otherwise prohibiting the consummation of the Offer;

•	the representations and warranties of GFI set forth in the Tender Offer Agreement being accurate, generally as qualified by a Material Adverse Effect standard (as defined in the Tender Offer Agreement), on the expiration date of the Offer; and

•	GFI’s compliance in all material respects with its agreements and covenants under the Tender Offer Agreement, including compliance with its agreement to appoint BGC’s designees to the GFI Board so that they constitute six out of the eight members of the GFI board.

The Offer is also subject to certain other conditions contained in this Offer to Purchase. See “The Offer—Section 15—Conditions of the Offer” for a full list of conditions to the Offer.

The consummation of the Offer is not conditioned on (1) BGC or the Purchaser obtaining financing, (2) the termination of the Support Agreement or (3) the tender of the Shares subject to the Support Agreement.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer”.

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares Book-Entry Transfer”, not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three New York Stock Exchange (“NYSE”) trading days. However, the Depositary must receive the missing items within that three-trading-day period. See “The Offer—Section 3—Procedure for Tendering Shares Guaranteed Delivery”.

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time before the Offer has expired, and, thereafter, you can withdraw them at any time until we accept such Shares for payment.

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information, to the Depositary while you have the right to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights”.

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not validly withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of any government regulatory approval conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer” that remain unsatisfied as of the expiration of the Offer.

We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedure for Tendering Shares—Book-Entry Transfer”), a properly completed, timely received and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares. See “The Offer—Section 2—Acceptance for Payment and Payment for Shares”.

What will happen to the Shares that are not tendered in the Offer?

We are seeking to acquire 100% of the outstanding Shares in the Offer, but, if the Offer is completed, the Minimum Tender Condition will ensure that we have at least 43% of the outstanding Shares. Ordinarily, we would seek to acquire any untendered Shares through a second-step merger involving GFI in which the remaining Shares would be converted into merger consideration. However, we may not be able to complete a second-step merger because of the Support Agreement among CME and certain stockholders of GFI, who collectively control approximately 38% of GFI’s issued and outstanding Shares. The restrictions in the Support Agreement continue for 12 months following the termination of the CME Merger Agreement. Consequently, it is possible that, if the Offer is completed, any untendered Shares will remain outstanding for some time. Consistent with applicable law, we may seek to acquire such Shares in the open market, through private purchases or otherwise, for a price that may be greater than, equal to or less than the price offered in this Offer. In addition, even if we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that GFI may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies.

Under the terms of the Tender Offer Agreement, JPI has the right to request, within the period of 21 days following the earlier of the expiration or termination of the Support Agreement or one year from the date of the Tender Offer Agreement, that BGC complete a back-end merger in which each remaining Share of GFI would be converted into $6.10, with holders of GFI (other than JPI) receiving cash, and holders of JPI common stock receiving a mix of cash and BGC Class A common stock that has a value of $6.10 as of the date prior to the date of the Tender Offer Agreement in respect of each Share indirectly owned by such holder through JPI. The amount of consideration to be received by Michael Gooch and Colin Heffron, as holders of JPI common stock, in the back-end merger is subject to reduction in certain circumstances, and BGC’s obligation to pay consideration to such holders in the back-end merger is also subject to certain conditions each described under “The Offer—Section 12—The Tender Offer Agreement—Back-End Merger”.

If 43% of the Shares are tendered and accepted for payment, and the other conditions to the consummation of the Offer have been satisfied, will GFI continue as a public company?

If we purchase the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that GFI may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”.

Are appraisal rights available in the Offer?

No. Appraisal rights are not available in the Offer.

What is the market value of my Shares as of a recent date?

On September 8, 2014, the last trading day before the first public announcement of our proposal to the GFI Board to acquire GFI, the last reported sale price of the Shares on the NYSE was $5.03 per Share. On July 29, 2014, the last trading day before announcement of the CME Transaction, the last reported sale price of the Shares on the NYSE was $3.11 per Share. The offer price of $6.10 per Share represents a premium of approximately 21% over GFI’s closing stock price on September 8, 2014, the last trading day before we publicly announced our proposal, and a premium of approximately 96% over GFI’s closing stock price on July 29, 2014, the last trading day before announcement of the CME Transaction. On February 19, 2015, the last trading day before the first public announcement of the execution of the Tender Offer Agreement, the last reported sale price of the Shares on the NYSE was $6.05 per Share. GFI stockholders are encouraged to obtain a recent quotation for shares of Common Stock before deciding whether or not to tender your Shares. See “The Offer—Section 6—Price Range of Shares; Dividends”.

What are the material U.S. federal income tax consequences of participating in the Offer?

In general, the receipt of cash in exchange for Shares pursuant to the Offer, during a subsequent offering period, if one is provided, will be a taxable transaction for U.S. federal income tax purposes. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer, the exchange of your Shares in a subsequent offering period, if one is provided, in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

Stockholders may call Innisfree M&A Incorporated, the Information Agent, toll-free at (888) 750-5834. Banks and brokers may call (212) 750-5833. See the back cover of this Offer to Purchase.

To the Stockholders of GFI Group Inc.:

INTRODUCTION

BGC Partners, L.P. (the “Purchaser”), a Delaware limited partnership and an operating subsidiary of BGC Partners, Inc. (“BGC”), a Delaware corporation, is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GFI Group Inc., a Delaware corporation (“GFI”) for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Offer to Purchase”) and the related Amended and Restated Letter of Transmittal that accompanies this Offer to Purchase (as may be subsequently amended and supplemented from time to time, the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Cantor Fitzgerald & Co. (the “Dealer Manager”), the Depositary and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer. See “The Offer—Section 18—Fees and Expenses”.

The Offer is being made pursuant to a Tender Offer Agreement (together with any amendments or supplements thereto, the “Tender Offer Agreement”), dated as of February 19, 2015, by and among BGC, the Purchaser and GFI, pursuant to which, promptly after the expiration of the Offer, subject to the satisfaction or waiver of certain conditions, the Purchaser shall, and BGC shall cause the Purchaser to, consummate the Offer and accept for payment and pay for (subject to any applicable withholding of tax) all Shares validly tendered and not validly withdrawn pursuant to the Offer.

THE BOARD OF DIRECTORS OF GFI RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The board of directors of GFI, upon the recommendation of the Special Committee of Independent Directors, unanimously (i) determined that the terms of the Tender Offer Agreement and the Offer are advisable, fair to and in the best interests of GFI and its stockholders, (ii) approved the Tender Offer Agreement and the Offer and (iii) resolved to recommend that the stockholders of GFI accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

As contemplated by the Tender Offer Agreement, GFI will file an amended Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares in connection with the Offer. The Schedule 14D-9 will include a more complete description of the GFI board’s reasons for recommending that GFI stockholders tender their Shares into the Offer and therefore GFI stockholders are encouraged to review the Schedule 14D-9 carefully.

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 43% of all then outstanding Shares (the “Minimum Tender Condition”), (ii) certain regulatory approvals remaining in effect and not having been revoked, and any required approvals or waiting periods under certain foreign competition laws having expired or been terminated or obtained, as applicable (the “Regulatory Condition”), (iii) no applicable law, temporary restraining order, injunction or other order being issued and remaining in effect which has the effect of making illegal or otherwise prohibiting the consummation of the Offer, (iv) the representations and warranties of GFI set forth in the Tender Offer Agreement being accurate, generally as qualified by a Material Adverse Effect standard (as defined in the Tender Offer Agreement), on the expiration date of the Offer, (v) GFI’s compliance in all material respects with its agreements and covenants under the Tender Offer Agreement, including compliance with GFI’s agreement to appoint BGC’s designees to the GFI Board so that they constitute six out of the eight members of the GFI board, and (vi) certain other customary conditions. See “The Offer—Section 15—Conditions of the Offer” for a list of all conditions to the Offer.

The consummation of the Offer is not conditioned on BGC or the Purchaser obtaining financing.

As of the date of this Offer to Purchase, BGC and its subsidiaries beneficially own 17,075,464 Shares, representing approximately 13.4% of the outstanding Shares. In addition, an affiliate of BGC holds 45,000 Shares.

GFI was previously party to a series of agreements, including an Agreement and Plan of Merger and a Purchase Agreement (together, with any amendments thereto, the “CME Merger Agreement”), each dated July 30, 2014, with CME Group Inc. (“CME”), whereby GFI agreed to merge with and into a wholly owned subsidiary of CME and, immediately following such merger, a private consortium of current GFI management would acquire from CME GFI’s wholesale brokerage and clearing businesses (such transactions collectively as they exist as of the date of the Offer, the “CME Transaction”). In addition, CME, Jersey Partners, Inc. (“JPI”) and certain other stockholders of GFI, who collectively control approximately 38% of GFI’s issued and outstanding common stock, entered into an agreement, dated July 30, 2014 (the “Support Agreement”), that provides for such stockholders to vote for the CME Transaction and vote against any alternative transaction and that prevents such stockholders from transferring their shares, including by tendering into this Offer. The CME Merger Agreement and the CME Transaction were terminated on January 30, 2015. The restrictions in the Support Agreement continue for 12 months following the termination of the CME Merger Agreement. The consummation of the Offer is not conditioned on the termination of the Support Agreement, and is not conditioned on the tender of the Shares subject to the Support Agreement.

No appraisal rights are available in connection with the Offer.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not previously validly withdrawn in accordance with “The Offer—Section 4—Withdrawal Rights”. “Expiration Date” means 5:00 p.m., New York City time, on February 26, 2015, unless extended, in which event Expiration Date means the time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “The Offer—Section 15—Conditions of the Offer”, which include, among other things, satisfaction of the Minimum Tender Condition and the Regulatory Condition.

Under the Tender Offer Agreement, we have agreed with GFI that if on any scheduled Expiration Date, any of the conditions of the Offer is not satisfied or, in the Purchaser’s sole discretion, waived (if such condition is permitted to be waived pursuant to applicable laws and the Tender Offer Agreement, then the Purchaser shall, and BGC shall cause the Purchaser to, extend the Offer for successive periods of time of up to ten business days (the length of such periods to be determined by BGC, in its sole discretion) or such number of business days as we and GFI may agree in order to permit the satisfaction of such conditions. Notwithstanding the foregoing, in no event shall the Purchaser be required to (i) extend the Offer beyond the Outside Date (as defined in the Tender Offer Agreement) or (ii) extend the Offer at any time that BGC or the Purchaser is permitted to terminate the Tender Offer Agreement pursuant to its terms.

In addition, the Purchaser shall, and BGC shall cause the Purchaser to, extend the Offer (i) for any period or periods required by applicable laws, (ii) for a period of five business days following the then scheduled Expiration Date if, within the five business day period prior to such expiration date, the GFI board of directors shall have provided BGC notice of its intention to make a Change in Recommendation (as defined in the Tender Offer Agreement) and (ii) if GFI shall have provided BGC written notice that BGC or the Purchaser has breached or failed to perform its covenants contained in the Tender Offer Agreement and such breach or failure has resulted in (a) a reduction in the number of Shares subject to the Offer or (b) a reduction in the offer price or change in the form of consideration payable in the Offer, for one or more periods of five business days each following the then-scheduled Expiration Date until the earlier of (A) the date on which all such breaches cease to exist or are waived and (B) the date on which the Tender Offer Agreement is terminated in accordance with its terms.

Business day means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in “The Offer—Section 4—Withdrawal Rights”. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a subsequent offering period of at least three business days to permit additional tenders of Shares (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender shares not tendered in the Offer (a “Subsequent Offer”). A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is provided.

Pursuant to Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we may provide a Subsequent Offering Period so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) we immediately accept and promptly pay for all securities validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.

If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

GFI has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer—Section 15—Conditions of the Offer” have not been satisfied or if any event specified in such section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 15—Conditions of the Offer”.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 3—Procedure for Tendering Shares”)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedure for Tendering Shares”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. If there is a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We will pay the same per Share consideration pursuant to the Offer to all stockholders.

We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

3. Procedure for Tendering Shares.

Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Shares previously tendered and not withdrawn constitute valid tenders for purposes of the Offer as amended and restated hereby. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes, if Shares are accepted for payment pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Amended and Restated Offer to Purchase.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of

Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other eligible guarantor institution (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled Special Payment Instructions on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instruction of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 7 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”) should complete and return the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal. Eligible tendering Non-U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”) should complete and submit IRS Form W-8BEN, W-8BEN-E or other applicable IRS Form W-8, which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”.

Appointment of Proxy. By executing a Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of GFI’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of GFI’s stockholders.

Determination of Validity. BGC will interpret the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto). All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of BGC or any of its affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after [—], 2015, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer—Section 3—Procedure for Tendering Shares” at any time before the Expiration Date.

If we provide a Subsequent Offering Period (as described in more detail in “The Offer—Section 1—Terms of the Offer) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of BGC, the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

This section describes the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) of Shares whose Shares are tendered and accepted for payment pursuant to this Offer or during a Subsequent Offering Period, if one is provided. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences arising under state, local or foreign tax laws or U.S. federal estate or gift tax laws nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to holders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, U.S. Holders whose functional currency is not the U.S. dollar, partnerships and other pass-through entities, controlled foreign corporations, passive foreign investment companies, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons liable for the alternative minimum tax, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment holders who acquired their Shares through stock options or stock purchase plan programs or other compensatory arrangements, and holders who own or have owned (directly, indirectly or constructively) five percent or more of our common stock (by vote or value).

For purposes of this discussion, a U.S. Holder means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of Shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or a Subsequent Offering Period in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

U.S. Holders

Consequences of the Offer. The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer or during a Subsequent Offering Period, if one is provided, will each be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Offer or during a Subsequent Offering Period, if one is provided, will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, each U.S. Holder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included with the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Consequences of the Offer. Subject to the discussion below under Information Reporting and Backup Withholding, a Non-U.S. Holder who receives cash in exchange for Shares pursuant to the Offer or during a Subsequent Offering Period, if one is provided, generally will not be subject to United States federal income tax or withholding on any gain recognized, unless:

•	the gain, if any, is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the exchange, and certain other requirements are met.

Gain on the Shares that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) will be subject to U.S. federal income tax on a net basis at the graduated rates applicable to U.S. persons generally (and, with respect to corporate Non-U.S. Holders, may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty). Gain described in the second bullet of the preceding paragraph generally will be subject to a flat 30% tax (unless reduced or eliminated by an applicable income tax treaty).

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer or during a Subsequent Offering Period, if one is provided, may be subject to information reporting and backup withholding. To avoid backup withholding, each Non-U.S. Holder should complete and submit a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable IRS Form W-8 certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6. Price Range of Shares; Dividends.

The Shares are listed and principally traded on NYSE under the symbol “GFIG”. The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on the NYSE, and dividends paid per Share, as reported in published financial sources:

	Market Price for GFI Common Stock		Dividends Paid
	High	Low
2012
First Quarter	$4.25	$3.14	$0.05
Second Quarter	$3.31	$1.95	$0.05
Third Quarter	$3.22	$2.43	$0.05
Fourth Quarter	$3.07	$2.19	$0.10
2013
First Quarter	$3.47	$2.87	$—
Second Quarter	$4.20	$3.04	$0.05
Third Quarter	$4.34	$3.58	$0.05
Fourth Quarter	$3.89	$3.08	$0.05
2014
First Quarter	$4.08	$3.47	$0.05
Second Quarter	$3.94	$3.23	$0.05
Third Quarter	$6.18	$2.98	$—
Fourth Quarter	$5.61	$4.75	$—
2015
First Quarter (through February 19, 2015)	$6.19	$5.37	$—

On September 8, 2014, the last trading day before the first public announcement of our proposal to the GFI Board to acquire GFI, the last reported sale price of the Shares on the NYSE was $5.03 per Share. On July 29, 2014, the last trading day before announcement of the CME Transaction, the last reported sale price of the Shares on the NYSE was $3.11 per Share. The offer price of $6.10 per Share represents a premium of approximately 21% over GFI’s closing stock price on September 8, 2014, the last trading day before we publicly announced our proposal, and a premium of approximately 96% over GFI’s closing stock price on July 29, 2014, the last trading day before announcement of the CME Transaction. On February 19, 2015, the last trading day before the first public announcement of the execution of the Tender Offer Agreement, the last reported sale price of the Shares on the NYSE was $6.05 per Share. GFI stockholders are encouraged to obtain a recent quotation for shares of Common Stock before deciding whether or not to tender your Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations; Credit Facility.

Possible Effects of the Offer on the Market for the Shares. If the Offer is consummated the number of stockholders and the number of Shares that are still in the hands of the public following consummation of the Offer may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for the Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing. The Shares are listed on the NYSE. Depending on the number of Shares purchased pursuant to the Offer, it is possible the Shares may no longer meet the standards for continued listing on the NYSE and may be delisted from the NYSE following the consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, (i) the total number of holders of Shares fell below 400, (ii) the total number of holders of Shares fell below 1,200 and the average monthly trading volume over the most recent 12 months was less than 100,000 Shares or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of GFI and their immediate families and other concentrated holdings of 10% or more) fell below 600,000. We may delist the Shares from the NYSE promptly following consummation of the Offer.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of GFI to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by GFI to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of GFI and persons holding “restricted securities” of GFI may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing on the NYSE. We intend to seek to cause GFI to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning GFI.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning GFI contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of BGC, the Purchaser, the Dealer Manager, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by GFI to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to BGC, the Purchaser, the Dealer Manager, the Information Agent or the Depositary. BGC, the Purchaser, the Dealer Manager, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to GFI’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “GFI 10-K”), GFI’s principal executive offices are located at 55 Water Street, New York, New York, 10041 and its telephone number is (212) 968-4100. According to the GFI 10-K, GFI is a leading intermediary and provider of trading technologies and support services to the global over-the-counter and listed markets. GFI provides brokerage and trade execution services, clearing services, market data and trading platform and other software products to institutional customers in markets for a range of fixed income, financial, equity and commodity instruments. GFI provides execution services for our institutional wholesale customers by either matching their trading needs with counterparties having reciprocal interests or directing their orders to an exchange or other trading venue.

Additional Information. GFI is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. GFI is required to disclose in such proxy statements certain information, as of particular dates, concerning GFI’s directors and officers, their remuneration, stock options granted to them, the principal holders of GFI’s securities and any material interest of such persons in transactions with GFI. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9. Certain Information Concerning the Purchaser and BGC.

Purchaser. The Purchaser is a Delaware limited partnership and an operating subsidiary of BGC. The Purchaser’s principal executive offices are located at 499 Park Avenue, New York, New York, 10022 and its telephone number is (212) 610-2200.

BGC. BGC is a Delaware corporation. Its shares are listed on The NASDAQ Stock Market under the symbol BGCP. BGC through its operating subsidiary, the Purchaser, is a leading global brokerage company primarily servicing the wholesale financial and commercial real estate markets through its Financial Services and Real Estate Services businesses. BGC’s Financial Services business specializes in the brokerage of a broad range of products, including fixed income securities, interest rate swaps, foreign exchange, equities, equity-related products, credit derivatives, commodities, futures and structured products. BGC’s Financial Services business also provides a full range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. BGC’s integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or in many markets, fully electronic brokerage services in connection with transactions executed either over-the-counter or through an exchange. Through its BGC Trader and BGC Market Data brands, BGC offers financial technology solutions, market data, and analytics related to numerous financial instruments and markets. BGC’s principal executive offices are located at 499 Park Avenue, New York, New York, 10022 and its telephone number is (212) 610-2200.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of BGC and the members of the board of directors and the executive officers of the Purchaser are set forth in Schedule I to this Offer to Purchase.

None of BGC, the Purchaser or, to the knowledge of BGC or the Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

As of the date of this Offer to Purchase, BGC and its subsidiaries beneficially own 17,075,464 Shares, representing approximately 13.4% of the outstanding Shares. In addition, an affiliate of BGC holds 45,000 Shares. BGC and its affiliates have not effected any transaction in securities of GFI in the past 60 days.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of BGC, the Purchaser and, to BGC’s and the Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of BGC, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of GFI; (ii) none of BGC, the Purchaser and, to BGC’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) none of BGC, the Purchaser and, to BGC’s and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of GFI (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between BGC, the Purchaser, its subsidiaries or, to BGC’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and GFI or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between BGC, the Purchaser, their subsidiaries or, to BGC’s or the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and GFI or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

10. Source and Amount of Funds.

The consummation of the Offer is not conditioned on BGC or the Purchaser obtaining financing.

We estimate that we would need approximately $380 million if 100% of the Shares outstanding as of February 19, 2015 that are not held by the Purchaser and its subsidiaries or GFI stockholders subject to the Support Agreement are tendered and accepted for payment pursuant to the Offer.

The Purchaser expects to fund the cash requirements for the offer from a combination of its available cash, including the proceeds of the notes offering.

We do not believe that our financial condition is material to your decision whether to tender Shares and accept the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash; (ii) the Offer is not subject to any financing condition; and (iii) we believe we will have sufficient funds through available cash, including the proceeds of the notes offering, to purchase all Shares validly tendered in the Offer and not validly withdrawn and related fees and expenses.

11. Background of the Offer; Other Transactions with GFI.

Background of the Offer.

As part of their ongoing evaluation of BGC’s business and strategic alternatives, BGC’s board of directors and senior management, on occasion with outside legal and financial advisors, have from time to time evaluated strategic opportunities and prospects for acquisitions across the brokerage industry. In the course of its ongoing evaluation, BGC’s management team considered and reviewed an acquisition of GFI.

Over the past three years, Shaun D. Lynn, President of BGC, expressed interest to GFI in a combination of BGC and GFI, including an acquisition by BGC of GFI. During these conversations, Mr. Lynn and GFI management discussed the possibility of a transaction between the two companies and the potential opportunities that combining the businesses could produce. However, a confidentiality agreement was never executed.

On July 29, 2014, Mr. Lynn sent a letter to Michael Gooch, Executive Chairman of GFI, and Colin Heffron, Chief Executive Officer of GFI. The letter expressed BGC’s interest in acquiring GFI by means of an acquisition of all or substantially all of GFI’s assets or an acquisition of 100% of GFI’s outstanding shares. In the letter, BGC expressed its view that the combination of the two companies was compelling from an operating synergy and growth perspective, and that the combined company would offer a larger platform from which to grow its wholesale brokerage and electronic trading businesses. BGC also expressed its confidence that it could offer a price per share substantially in excess of GFI’s current trading price, in cash, stock or some combination thereof and that expressed its desire to discuss a possible acquisition of GFI with both management and the GFI Board.

BGC received no response to its letter.

On July 30, 2014, CME and GFI announced that it entered into a series of agreements, including an Agreement and Plan of Merger and a Purchase Agreement, each dated July 30, 2014, with CME whereby GFI agreed to merge with and into a wholly owned subsidiary of CME and, immediately following such merger, a private consortium of current GFI management would acquire from CME GFI’s wholesale brokerage and clearing businesses. Also on

July 30, 2014, CME entered into the Support Agreement with certain beneficial owners of GFI common stock, including entities controlled by Michael Gooch, that collectively control 38% of the total issued and outstanding shares of GFI common stock.

Pursuant to the CME Transaction, CME would acquire GFI at a price of approximately $4.55 per Share. That CME Merger Agreement would prohibit GFI from (i) engaging in discussions with third parties (including us) regarding a potential acquisition of Shares unless certain conditions were satisfied or (ii) providing non-public information regarding GFI without execution of a confidentiality agreement meeting specifications set forth in the CME Merger Agreement.

On September 8, 2014, Mr. Lynn delivered a letter to the board of directors of GFI stating BGC’s intention to launch a cash tender offer to purchase 100% of the outstanding Shares at $5.25 per Share. The letter was made public on the following morning through a press release by BGC announcing its intention to commence its offer and attaching the letter.

Also on September 8, 2014, Shaun D. Lynn, President of BGC, contacted Michael Gooch, to inform Mr. Gooch that Mr. Lynn and BGC believed BGC, GFI and CME could come to a mutually agreeable arrangement regarding a transaction with GFI.

On September 15, 2014, the board of directors of GFI, upon the recommendation of the special committee of the GFI board (the “GFI Special Committee”), determined that the offer set forth in the September 8, 2014 letter could reasonably be expected to lead to a “Superior Proposal” as defined in the CME Merger Agreement. Also on September 15, 2014, counsel for the GFI Special Committee provided a draft confidentiality agreement to BGC’s counsel. The respective counsels subsequently discussed the confidentiality agreement and exchanged revisions to such agreement.

On September 24, 2014, BGC and its counsel held discussions with representatives of the GFI Special Committee regarding preliminary due diligence questions that could be answered without the need for a confidentiality agreement. Following the September 24, 2014 call, counsel for BGC and counsel for the GFI Special Committee continued to exchange drafts of the confidentiality agreement on behalf of their respective clients.

On September 29, 2014, counsel for BGC sent to counsel for the GFI special committee a revised draft of the confidentiality agreement that reflected their prior negotiations, including that the agreement would limit the information to be provided to BGC to that regarding the Trayport and FENICS businesses and as such would have non-solicit and non-hire provisions that covered only employees of those businesses. BGC believed the proposed agreement was sufficiently protective of GFI and met the terms of the CME Merger Agreement, and BGC was prepared to execute that agreement.

On October 7, 2014, in response to a request from the GFI Special Committee, BGC sent a due diligence request list that was limited to information regarding the Trayport and FENICS businesses.

On October 10, 2014, counsel for the GFI Special Committee informed BGC’s counsel that the GFI Special Committee would not agree to enter into the confidentiality agreement as currently proposed that limited information provided and the non-solicit provision to the Trayport and FENICS businesses. Rather, the GFI Special Committee would require non-solicit and non-hire provisions for all of GFI’s employees.

On October 21, 2014, in light of the inability to reach agreement on the confidentiality agreement or otherwise, Mr. Lynn delivered a letter to the board of directors of GFI stating BGC’s intention to commence, on October 22, 2014, its cash tender offer to purchase 100% of the outstanding Shares at $5.25 per Share.

On October 22, 2014, GFI released a press release announcing that the GFI Special Committee would review the Offer and advising GFI stockholders to take no action pending such review.

On October 30, 2014, counsel for BGC sent to counsel for the GFI Special Committee a draft tender offer support agreement that was substantially in the form of the CME Merger Agreement with adjustments to provide for a tender offer (rather than a merger) and to take into account BGC’s proposed acquisition of all of GFI’s business (rather than solely Trayport and FENICS).

On November 4, 2014, GFI issued a press release and a Solicitation/Recommendation Statement on Schedule 14D-9 announcing the GFI board’s recommendation that GFI stockholders reject the Offer and not tender their Shares pursuant to the Offer.

On November 6, 2014, counsel for the GFI Special Committee sent a revised draft of the tender offer support agreement to counsel for BGC, and on November 9, 2014, counsel for BGC sent a revised draft of the tender offer support agreement to counsel for the GFI Special Committee.

On November 10, 2014, counsel for BGC and counsel for the GFI Special Committee held a telephonic conference to discuss the draft of the tender offer support agreement, dated November 9, 2014. The respective counsels discussed the regulatory approvals required for the contemplated transaction and GFI’s role in cooperating with the related financing as well as the inclusion of non-solicitation provisions. It was also discussed that pursuant to the tender offer support agreement the GFI Special Committee would be willing to cause the resignations and appointments necessary for BGC to obtain control of the GFI board.

On November 12, 2014, counsel for the GFI Special Committee sent a revised draft of the tender offer support agreement to counsel for BGC, and on November 15, 2014, counsel for BGC sent a revised draft of the tender offer support agreement to counsel for the GFI Special Committee.

On November 16, 2014, counsel for BGC and counsel for the GFI Special Committee held a telephonic conference to discuss the draft of the tender offer support agreement, dated November 15, 2014. Such discussions included the required regulatory approvals BGC required for the Offer and the appropriate methods of exchanging information given the lack of a nondisclosure agreement between the parties.

From November 18 through November 30, 2014, counsel for the GFI Special Committee and counsel for BGC exchanged drafts of the tender offer support agreement and met telephonically to discuss the tender offer support agreement to attempt to reach an agreement that the GFI Special Committee would consider a Superior Proposal under the terms of the CME Merger Agreement.

On December 2, 2014, GFI issued a press release announcing that GFI and CME had entered into revised definitive agreements to increase the consideration payable to GFI stockholders pursuant to the CME Transaction from $4.55 per Share, payable in CME stock, to $5.25 per Share, payable in a mix of CME common stock and cash.

On December 11, 2014, Mr. Lynn delivered a letter to the board of directors and Special Committee of GFI which contained BGC’s revised proposal to acquire 100% of the outstanding Shares for $5.45 per Share.

On December 12, 2014, counsel for the GFI Special Committee informed counsel for BGC that the GFI Special Committee had determined that BGC’s December 11 proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the CME Merger Agreement, but that under the CME Merger Agreement, the board of directors of GFI was required to make such determination following recommendation of the Special Committee before GFI could participate in discussions or negotiations with BGC regarding its proposal. On December 18, 2014, counsel to the Special Committee informed counsel to BGC that the GFI board of directors had met but had not yet voted to determine whether BGC’s December 11 proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the CME Merger Agreement.

On December 23, 2014, the GFI Board met and, upon the unanimous recommendation of the Special Committee determined that the Offer, as revised, could reasonably be expected to lead to a “Superior Proposal” (as defined in the GFI Merger Agreement).

Between December 26, 2014 and January 1, 2015, counsel for the GFI Special Committee and counsel for BGC exchanged drafts of the tender offer support agreement and met telephonically to discuss the tender offer support agreement. During such discussions, counsel for the GFI Special Committee informed BGC’s counsel that several additional modifications might be required to the tender offer support agreement.

On January 7, 2015, BGC extended the Offer until 5:00 p.m., New York City time, on January 27, 2015. In addition, on January 7, 2015, BGC announced its intention to commence a proxy solicitation to solicit votes against GFI’s proposed merger at the GFI special meeting.

On January 8, 2015, BGC filed its preliminary proxy statement to commence a proxy solicitation to solicit votes against the CME Merger Agreement and CME Transaction at the GFI special meeting.

In addition, on January 8, 2015, BGC sent a letter to the GFI Board and GFI Special Committee advising the GFI Board and GFI Special Committee to recommend the Offer to GFI stockholders and otherwise support the Offer.

On January 9, 2015, BGC issued a press release announcing the filing of its preliminary proxy statement and which contained a letter to GFI stockholders recommending that GFI stockholders vote against the CME Merger Agreement and CME Transaction and tender their Shares into the Offer. In addition, on January 9, 2015, BGC issued a press release regarding the letter sent to the GFI Board and GFI Special Committee on January 8, 2015.

On January 13, 2015, BGC and the Purchaser delivered to GFI an offer letter, dated January 13, 2015 (the “January 13 Offer Letter”), together with a Tender Offer Agreement executed by BGC and the Purchaser (the “January 13 Tender Offer Agreement”), which GFI could countersign in accordance with the terms of the January 13 Offer Letter. BGC believed that the terms of the executed January 13 Offer Letter and January 13 Tender Offer Agreement constituted a “Superior Proposal” under the CME Merger Agreement.

On January 15, 2015, GFI and CME issued a press release announcing that GFI and CME had entered into revised definitive agreements to increase the consideration payable to GFI stockholders pursuant to the CME Transaction from $5.25 per Share, payable in CME stock, to $5.60 per Share, payable in a mix of CME common stock and cash.

On January 15, 2015, BGC and the Purchaser delivered to GFI a revised offer letter, dated January 15, 2015 (the “January 15 Offer Letter”), together with a revised Tender Offer Agreement executed by BGC and the Purchaser (the “January 15 Tender Offer Agreement”), which GFI could countersign in accordance with the terms of the January 15 Offer Letter.

The January 15 Tender Offer Agreement provided that, once executed by GFI in accordance with the terms of the January 15 Offer Letter in effect, BGC and Purchaser would amend the Offer so that the offer price would be increased to $5.85 per Share payable net to the seller in cash, without interest, and so that the conditions to the closing of the Offer would be the ones set forth in the January 15 Tender Offer Agreement.

On January 20, 2015, CME issued a press release announcing that it had delivered executed revised agreements to the GFI Special Committee that, if approved, would increase the consideration payable to GFI stockholders pursuant to the CME Transaction from $5.60 per Share, payable in a mix of CME common stock and cash, to $5.85, payable in a mix of CME common stock and cash.

On January 20, 2015, BGC and the Purchaser delivered to GFI a further revised offer letter, dated January 20, 2015 (the “January 20 Offer Letter”), together with a further revised Tender Offer Agreement executed by BGC and the Purchaser (the “January 20 Tender Offer Agreement”), which GFI could countersign in accordance with the terms of the January 20 Offer Letter.

The January 20 Tender Offer Agreement provided that, once executed by GFI in accordance with the terms of the January 20 Offer Letter in effect, BGC and Purchaser would amend the Offer so that the offer price would be increased to $6.20 per Share payable net to the seller in cash, without interest, and so that the conditions to the closing of the Offer would be the ones set forth in the January 20 Tender Offer Agreement.

On January 22, 2015, GFI and CME entered into revised definitive agreements to increase the consideration payable to GFI stockholders pursuant to the CME Transaction from $5.60 per Share, payable in a mix of CME common stock and cash, to $5.85, payable in a mix of CME common stock and cash.

On January 23, 2015, GFI issued a press release stating that the GFI board of directors had postponed the special meeting of GFI stockholders until January 30, 2015, at 11:00 a.m. Eastern Standard Time.

On January 28, 2015, BGC issued a press release that contained a letter to GFI stockholders advising them to vote against the CME Transaction and tender their Shares into the Offer.

On January 28, 2015, BGC and the Purchaser delivered to GFI a further revised offer letter, dated January 28, 2015 (the “January 28 Offer Letter”), together with a further revised Tender Offer Agreement executed by BGC and the Purchaser (the “January 28 Tender Offer Agreement”), which GFI could countersign in accordance with the terms of the January 28 Offer Letter.

The January 28 Tender Offer Agreement provided that, once executed by GFI in accordance with the terms of the January 28 Offer Letter in effect, BGC and Purchaser would amend the Offer so that the conditions to the closing of the Offer would be the ones set forth in the January 28 Tender Offer Agreement.

On January 30, 2015, at the special meeting of GFI stockholders, GFI stockholders voted against the CME Merger Agreement and the CME Transaction. Later on January 30, 2015, GFI and CME announced that they had terminated the CME Merger Agreement and the CME Transaction.

On February 2 and February 3, 2015, representatives of BGC and GFI discussed the possibility of a consensual $6.10 per share transaction.

On February 4, 2015, counsel for BGC sent to counsel for GFI a term sheet outlining the potential terms of a $6.10 per share transaction. Also, on February 4, 2015, the Purchaser extended the Offer until 5:00 p.m., New York City time, on February 19, 2015.

On February 5, 2015, BGC and GFI entered into a mutual confidentiality agreement.

On February 5 through February 8, 2015, BGC, GFI and their respective counsel negotiated the term sheet until it was in agreed form.

On February 11, 2015, counsel for BGC sent counsel for GFI a draft tender offer agreement providing for acquisition of each GFI Share for $6.10.

On February 12, 2015, counsel for GFI sent counsel for BGC a revised draft of the tender offer agreement and a draft of the disclosure schedules.

On February 14, 2015, counsel for BGC sent counsel for GFI a revised draft of the tender offer agreement. On February 16, 2015, counsel for BGC sent counsel for GFI a revised draft of the disclosure schedules.

On February 17, 2015, counsel for GFI sent counsel for BGC a revised draft of the tender offer agreement and a revised draft of the disclosure schedules.

On February 18 and 19, 2015, BGC, GFI and their respective counsels and counsel to the GFI Special Committee met at the offices of BGC’s counsel and negotiated the tender offer agreement, disclosure schedules and terms and forms of the related agreements.

On February 19, 2015, BGC, the Purchaser and GFI entered into the Tender Offer Agreement.

Other Transactions with GFI.

Except as described elsewhere herein, neither BGC nor any of its subsidiaries is currently engaged or has engaged, in the past two years, in any transactions with GFI or any of its subsidiaries required to be disclosed herein.

12. The Tender Offer Agreement.

The summary description of the Tender Offer Agreement set forth below and elsewhere in this Offer to Purchase is qualified in its entirety by reference to the Tender Offer Agreement, a copy of which we have included as an exhibit to Amendment No. 17 to our Tender Offer Statement on Schedule TO. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Tender Offer Agreement and is not intended to modify or supplement any factual disclosures about BGC, the Purchaser, GFI or any of their respective affiliates. The representations, warranties and covenants contained in the Tender Offer Agreement were made only for the purposes of the Tender Offer Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Tender Offer Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Tender Offer Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Tender Offer Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by BGC’s stockholders or GFI’s stockholders. In reviewing the representations, warranties and covenants contained in the Tender Offer Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Tender Offer Agreement to be characterizations of the actual state of facts or conditions of BGC, the Purchaser, GFI or any of their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Tender Offer Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that BGC and GFI publicly file with the SEC. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Tender Offer Agreement.

The Offer. The Purchaser’s obligation to accept for payment Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of the conditions set forth in “The Offer—Section 15—Conditions of the Offer.” Subject to the satisfaction or waiver of the conditions described in “The Offer—Section 15—Conditions of the Offer,” the Tender Offer Agreement provides that the Purchaser will accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date. The Purchaser has expressly reserved the right, in its sole discretion, to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the prior written consent of GFI, the Purchaser will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify or change any condition to the Offer to make such or any other condition to the Offer more difficult to satisfy, (v) extend the Expiration Date other than in accordance with the Tender Offer Agreement and except for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (vi) otherwise amend the Offer in a manner materially adverse to the holders of Shares or in a manner which would delay consummation of the Offer. The Tender Offer Agreement further provides that the Purchaser will not terminate the Offer prior to any scheduled Expiration Date without the prior consent of GFI unless the Tender Offer Agreement is terminated pursuant to its terms.

Expiration Date; Extensions. Subject to the terms and conditions set forth herein and in the Tender Offer Agreement, the Offer is scheduled to expire at 5:00 p.m., New York City time, on February 26, 2015 (the “Initial Expiration Date”) or, if the Initial Expiration Date has been extended in accordance with the Tender Offer Agreement, the date on which the Offer has been so extended (the Initial Expiration Date or such later date to which the Offer has been so extended, the “Expiration Date”). The Tender Offer Agreement provides that, if on any scheduled Expiration Date, any of the conditions described in “The Offer—Section 15—Conditions of the Offer” is not satisfied or, in the Purchaser’s sole discretion, waived (subject to the terms of the Tender Offer Agreement), then the Purchaser shall extend the Offer for successive periods of time of up to ten business days (the length of such periods to be determined by BGC, in its sole discretion) or such number of business days as the parties may agree in order to permit the satisfaction of such conditions; provided that in no event shall the Purchaser be required to (i) extend the Offer beyond the Outside Date or (ii) extend the Offer at any time that Parent or Purchaser is permitted to terminate the Tender Offer Agreement pursuant to its terms. In addition, the Purchaser shall extend the Offer (A) for any period or periods required by applicable law, including applicable rules, regulations, interpretations or positions of the SEC or its staff or rules of any securities exchange, (B) for a period of five Business Days following the then scheduled Expiration Date if, within the five business day period prior to such Expiration Date, the GFI Board shall have provided BGC notice of its intention to make a change in recommendation regarding the Offer and (C) if GFI shall have provided BGC written notice that BGC or the Purchaser has breached or failed to perform its covenants contained in the Tender Offer Agreement and such breach or failure has resulted in (1) a reduction in the number of Shares subject to the Offer or (2) a reduction in the Offer Price or change in the form of consideration payable in the Offer, for one or more periods of five business days (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act) each following the then scheduled Expiration Date until the earlier of (x) the date on which all such breaches cease to exist or are waived by GFI and (y) the date on which the Tender Offer Agreement is terminated in accordance with its terms.

Treatment of GFI Equity Awards. The Tender Offer Agreement provides that each GFI restricted stock unit outstanding immediately prior to the acceptance for payment of Shares pursuant to this Offer (the “Offer Closing” and the date on which the Offer Closing occurs, the “Offer Closing Date”) (or, if applicable, the closing of the subsequent offering period) shall be converted into the right to receive an amount in cash equal to the Offer Price with respect to each Share underlying such award, with such cash payable on and subject to the terms and conditions of the original vesting schedule of such GFI restricted stock unit (except for the potential acceleration of vesting of such converted award upon a termination of employment which would otherwise result in forfeiture on a discretionary basis as described in the Tender Offer Agreement).

Schedule 14D-9. The Tender Offer Agreement provides that GFI will file with the SEC an amended Schedule 14D-9 reflecting the recommendation of the GFI board that holders of Shares tender their Shares into the Offer, and will disseminate the Schedule 14D-9 as required by applicable federal securities laws.

Directors. Upon the Offer Closing, BGC will be entitled to designate six out of the eight directors of the GFI board, as follows: (i) GFI agrees that, prior to the Offer Closing with effect upon the Offer Closing, the GFI board will increase the size of the GFI board so that the total number of GFI directorships as of the Offer Closing shall consist of eight positions, consisting of the existing five directors and three vacancies; (ii) prior to the Offer Closing with effect immediately after the size of the GFI board is increased to eight positions and after the Offer Closing, the GFI board shall appoint three of BGC’s designees, as determined by BGC, to fill such three directorships; and (iii) prior to the Offer Closing with effect immediately after the appointment described in clause (ii), at least three independent directors of GFI who are not BGC’s designees shall resign and, immediately following the effective time of such resignations the GFI board shall appoint the three additional BGC designees to the GFI board, as determined by BGC, so that BGC’s designees to the GFI board consist of six out of eight directors on the GFI board (together, the “Board Condition”). Subject to compliance with the Tender Offer Agreement and applicable Law, at least three business days prior to the Offer Closing, GFI shall provide BGC with written evidence reasonably satisfactory to BGC that each action to be taken by the GFI board to satisfy the Board Condition pursuant to the prior sentence: (A) has been taken by the GFI board, (B) shall be effective at the time required pursuant to the prior sentence and (C) is irrevocable except solely to the extent the Offer Closing does not occur. Subject to compliance with applicable law, GFI shall, prior to the Offer Closing with effect upon the Offer Closing and the appointment of such individuals as directors cause individuals designated by BGC to constitute (x) the number of members, rounded up to the next whole number, that represents two-thirds of each committee of GFI board and (y) all of the members of each board of directors (or similar body) of each subsidiary of GFI (and each committee (or similar body) thereof) at the Offer Closing.

Representations and Warranties. The Tender Offer Agreement contains customary representations and warranties by GFI, BGC, and the Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Tender Offer Agreement, in any form, statement, certification, report or other document filed with or furnished to the SEC from January 1, 2014 and prior to three business days prior to the date of the Tender Offer Agreement, or in the disclosure letters delivered by GFI and BGC to each other in connection with the Tender Offer Agreement, excluding any disclosures set forth in any risk factor section or in any such forms, statements, certifications, reports and documents that are cautionary, predictive or forward looking in nature.

These representations and warranties relate to, among other things:

•	organization, good standing and qualification to do business;

•	capital structure;

•	corporate authority and approval relating to the execution, delivery and performance of the Tender Offer Agreement;

•	governmental filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, or authorizations necessary to consummate the Offer;

•	the absence of breach or violation of, or a default under governing documents;

•	filings with the SEC;

•	compliance with listing and corporate governance rules and regulations;

•	compliance with disclosure controls and procedures required under the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended;

•	the accuracy of consolidated balance sheets;

•	the absence of civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings, pending or, to the knowledge of BGC or GFI, threatened against BGC, GFI or any of their respective subsidiaries; and

•	broker’s and finder’s fees.

The Tender Offer Agreement also contains additional representations and warranties by GFI relating to the following:

•	GFI’s ownership interest in each of its subsidiaries, the ownership interests of any other person in each of the subsidiaries of GFI and GFI’s and its subsidiaries’ ownership interests in any other person;

•	the absence of outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with GFI stockholders or any subsidiary of GFI on any matter;

•	the absence of a breach or violation of, a default or termination or modification (or right of termination or modification) under any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation, binding upon GFI or any of its subsidiaries, or under any law to which GFI or any of its subsidiaries is subject;

•	the absence of certain undisclosed liabilities;

•	good and valid title to, or leasehold interests in, all material assets, properties and rights on the part of GFI and its subsidiaries;

•	since January 1, 2014, the absence of a Material Adverse Effect, the conduct by GFI of its business in the ordinary course consistent with past practice and the absence of certain other changes or events (including any action that, if taken after the date of the Tender Offer Agreement, would have violated the interim operating covenants);

•	since July 30, 2014, GFI and its subsidiaries not having entered into, modified, terminated, executed, or waived or granted any rights with respect to, any agreement, transaction or rights outside of the ordinary course of business consistent with past practice;

•	absence of any “significant deficiencies” or “material weaknesses” in the design or operation of internal controls over financial reporting, or any fraud, by the audit committee of the GFI board;

•	resolutions of the GFI board determining that the terms of the Tender Offer Agreement and the Offer are advisable, fair to and in the best interest of GFI and its stockholders, approving the Tender Offer Agreement and the Offer and recommending that GFI stockholders tender their Shares to the Purchaser pursuant to the Offer;

•	the absence of preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate GFI or any of its subsidiaries to issue or sell any shares of capital stock or other equity securities of GFI or any of its subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire from GFI or any of its subsidiaries, any equity securities of GFI or any of its subsidiaries, and no securities or obligations of GFI or any of its respective subsidiaries evidencing such rights are authorized, issued or outstanding;

•	compliance with applicable laws;

•	intellectual property matters;

•	real property matters;

•	the absence of any judgment, order, writ, injunction, decree, award, stipulation or settlement to which GFI or any of its subsidiaries is a party;

•	employee benefits;

•	labor matters;

•	relationships with largest customers;

•	material contracts;

•	environmental matters;

•	tax matters;

•	takeover statutes;

•	insurance policies; and

•	termination of the CME Merger Agreement and the transactions contemplated thereby.

Some of the representations and warranties contained in the Tender Offer Agreement are qualified by a Material Adverse Effect standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on either GFI or on BGC or the Purchaser).

For purposes of the Tender Offer Agreement, a “Material Adverse Effect” with respect to GFI means any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, (i) would reasonably be expected to prevent, materially impair or delay the ability of GFI to consummate the transactions contemplated by the Tender Offer Agreement or (ii) has been, or would reasonably be expected to be, materially adverse to the business, assets, properties, liabilities, results of operations or financial condition of GFI or its respective subsidiaries, taken as a whole, except to the extent such event, occurrence, fact, condition, change, development or effect results from:

•	general economic or regulatory conditions or changes therein;

•	financial or security market fluctuations or conditions;

•	changes in or events affecting the industries or markets in which such entity and its subsidiaries operate;

•	any effect arising out of a change in U.S. generally accepted accounting principles or law;

•	the announcement or pendency of the Offer or the identity of either BGC or the Purchaser, subject to certain exceptions, including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensors, licensees, lenders, partners, employees or regulators;

•	changes in the market price or trading volume of GFI common stock;

•	any failure by GFI to meet any estimates or outlook of revenues or earnings or other financial projections;

•	natural disasters;

•	national or international political conditions, including any engagement in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack occurring prior to, on or after the date hereof; or

•	a breach of certain obligations of BGC set forth in the Tender Offer Agreement;

except, in certain of the circumstances mentioned above, to the extent that GFI and its subsidiaries, taken as a whole, or BGC and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the businesses and industries in which such entity and its subsidiaries operate.

For purposes of the Tender Offer Agreement, a “BGCP Material Adverse Effect” with respect to BGC means any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, would reasonably be expected to prevent or materially impair or delay the ability of BGC or Purchaser to perform their obligations under the Tender Offer Agreement or to consummate the Offer.

Conduct of Businesses of GFI and its Subsidiaries Prior to Consummation of the Offer. Pursuant to the terms of the Tender Offer Agreement, GFI covenants and agrees that, subject to certain exceptions or unless BGC consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), or except as provided for in the Tender Offer Agreement or disclosure letter delivered by GFI in connection with the Tender Offer Agreement, or as may be required by applicable law, between the date of the Tender Offer Agreement and the Offer Closing, it will, and will cause each of its subsidiaries to:

•	conduct its business in the ordinary course of business consistent with past practice;

•	use commercially reasonable efforts to preserve substantially intact its business organization and goodwill and relationships with all governmental entities, self-regulatory organizations, providers of order flow, customers, suppliers, business associates and others having material business dealings with it; and

•	use commercially reasonable efforts to keep available the services of its current officers and key employees and to maintain its current rights and franchises.

GFI also has agreed that, subject to certain exceptions, between the date of the Tender Offer Agreement and the Offer Closing, it will not, nor permit any of its subsidiaries to, directly or indirectly:

•	amend or modify its governing documents;

•	declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any shares of its capital stock or other securities, other than dividends or distributions by any wholly owned subsidiary of GFI to GFI or a wholly owned subsidiary of GFI; split, subdivide, consolidate, combine or reclassify any of its capital stock or other securities or issue or allot, or propose or authorize the issuance or allotment of, any other such securities or equity rights in respect of, in lieu of, or in substitution for, any of its capital stock or other securities or repurchase, redeem or otherwise acquire any capital stock or other securities or equity rights of GFI or any subsidiary of GFI;

•	issue, allot, sell, grant, pledge or otherwise encumber any securities or equity rights of GFI, other than issuances of GFI common stock in connection with RSUs issued prior to the date of the Tender Offer Agreement pursuant to stock plans of GFI in accordance with their terms as in effect on the date of the Tender Offer Agreement;

•	merge or consolidate with any person, participate in or undertake a scheme of arrangement under the United Kingdom Companies Act 2006, or acquire the securities or any material amount of assets of any other person;

•	other than in the ordinary course of business consistent with past practice, sell, lease, license, subject to a lien (other than a permitted lien under the Tender Offer Agreement), encumber or otherwise surrender, relinquish or dispose of any assets, property or rights owned or held by GFI or any subsidiary of GFI (including securities of a subsidiary of GFI) except (i) pursuant to the terms of an agreement, commitment or other contract listed in the disclosure letter delivered by GFI in connection with the Tender Offer Agreement and as of the date of the Tender Offer Agreement or (ii) in an amount not in excess of $1,000,000 in the aggregate;

•	(i) make any loans, advances or capital contributions to, or investments in, any other person other than (A) by GFI or any wholly owned subsidiary of GFI to or in GFI or any wholly owned subsidiary of GFI, (B) pursuant to any contract or other legal obligation set forth in the disclosure letter delivered by GFI in connection with the Tender Offer Agreement and as of the date of the Tender Offer Agreement or (C) to employees of GFI or any subsidiary of GFI in the ordinary course of business and consistent with past practice, or (ii) subject to certain exceptions, create, incur, guarantee or assume any indebtedness, issuances of debt securities, guarantees, indemnities, loans or advances not in existence as of the date of the Tender Offer Agreement;

•	(i) materially amend or otherwise materially modify benefits under any employee benefit plan of GFI (“GFI Employee Benefit Plan”), (ii) accelerate the payment or vesting of benefits or amounts payable or to become payable under any GFI Employee Benefit Plan in effect on the date of the Tender Offer Agreement, (iii) fail to make any required contribution to any GFI Employee Benefit Plan, (iv) merge or transfer any GFI Employee Benefit Plan or the assets or liabilities of any such plan, (v) change the sponsor of any GFI Employee Benefit Plan or (vi) terminate or establish any GFI Employee Benefit Plan, except in each case, with respect to agreements for new hires in the ordinary course of business consistent with past practices and the Tender Offer Agreement;

•	with respect to any director, officer, employee, worker or consultant of GFI whose aggregate annual cash compensation exceeds $200,000, (i) enter into any employment agreement that has a term of more than one year (or materially amend any employment agreement) or (ii) extend the term of any employment agreement by more than one year;

•	increase the annual compensation of any director, officer, employee, worker or consultant of GFI other than (i) in the ordinary course of business consistent with past practice and (ii) increases in the annual base salary rate for employees of GFI and any subsidiary of GFI as of the date of the Tender Offer Agreement who are not executive officers of GFI in an amount not in excess of 3% over the prior year annual base salary amounts for such employees, in the aggregate;

•	hire more than seven individuals in any capacity, none of which will be entitled to aggregate annual cash compensation in excess of $200,000, other than individuals hired to replace employees who have been terminated or who have otherwise left the employment of GFI or any of its subsidiaries so long as such individuals are hired on substantially the same terms as the individuals they are replacing;

•	enter into or amend or modify any severance, retention or change of control plan, program or arrangement with respect to any employee of GFI or its subsidiaries;

•	terminate the employment or contractual relationship of any officer, director, consultant or employee of GFI or any of its subsidiaries, other than terminations of employees or consultants in the ordinary course of business consistent with past practice and existing policies and/or terminations for cause;

•	enter into or amend a collective bargaining agreement, other labor agreement or work rules with a labor union, labor organization or works council with respect to employees, workers, consultants, officers or directors of GFI or any subsidiary of GFI;

•	(i) settle or compromise any action, suit, claim, litigation, arbitration, investigation or other similar proceeding for an amount in excess of $1,000,000 or (ii) enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any such proceeding;

•	(i) make, revoke or amend any material election relating to taxes, (ii) settle or compromise any material action, suit, claim, litigation, arbitration, investigation or other similar proceeding relating to taxes, (iii) make a request for a written ruling of a taxing authority relating to material taxes, other than any request for a determination concerning qualified status of any GFI Employee Benefit Plan intended to be qualified under Section 401(a) of the Code, (iv) enter into a written and legally binding agreement with a taxing authority relating to material taxes or (v) materially change any of its methods, policies or practices of reporting income or deductions for U.S. federal income tax purposes from those employed in the preparation of its U.S. federal income tax returns for the taxable year ended December 31, 2013;

•	(i) modify or amend on terms materially adverse to GFI, or transfer, novate, assign or terminate or waive any material right under any contract of GFI, (ii) enter into any successor agreement to an expiring contract of GFI that changes the terms of such contract in a way that is materially adverse to GFI, (iii) enter into any new agreement that would have been considered a contract of GFI if it were entered into at or prior to the date hereof or (iv) modify or amend in any respect or transfer, novate, assign or terminate that certain BTS Software as a Service Agreement, dated July 24, 2014, between Trayport Limited and GFI Holdings Limited;

•	enter into, renew, extend or amend any agreements or arrangements that limit or restrict GFI or any of its affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

•	change any method of accounting or accounting principles or practices of GFI or any subsidiary of GFI, except for any such change required by GAAP or by a governmental entity;

•	terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering GFI or any of its properties which is not replaced by a comparable amount of insurance coverage, other than in the ordinary course of business consistent with past practice;

•	adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization, scheme of arrangement under the United Kingdom Companies Act 2006, or other reorganization of GFI or any of the subsidiaries of GFI;

•	transfer, abandon, allow to lapse, or otherwise dispose of any rights to, or obtain or grant any right to any material intellectual property owned by GFI or disclose any material trade secrets of GFI to any person other than BGC or its representatives, in each case other than in the ordinary course of business consistent with past practice; or

•	agree or commit to do any of the foregoing.

Alternative Proposals. The Tender Offer Agreement provides that neither GFI nor any of its subsidiaries nor any of their respective officers, directors, employees or other representatives will, directly or indirectly:

•	initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal that constitutes a Takeover Proposal;

•	adopt, or publicly propose to adopt, or allow GFI or any subsidiary of GFI to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement, undertaking, or understanding in connection with or relating to any Takeover Proposal (other than confidentiality agreements permitted under the Tender Offer Agreement); or

•	other than with BGC, Purchaser or their respective representatives or other than informing third parties of the existence of the no solicitation provisions of the Tender Offer Agreement, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data in connection with or relating to, any Takeover Proposal.

At any time prior to the Expiration Date, if the GFI board (upon the recommendation of the GFI Special Committee) has determined in good faith after consultation with outside legal counsel and its independent financial advisor that an unsolicited bona fide written Takeover Proposal received after the date of the Tender Offer Agreement either constitutes a Superior Proposal or could be reasonably likely to result in a Superior Proposal, then GFI may:

•	furnish information with respect to GFI or any of its subsidiaries to the person making such Takeover Proposal or its representatives pursuant to and in accordance with a confidentiality agreement containing provisions no less favorable in the aggregate to GFI than those contained in a customary confidentiality, provided that a copy of all information provided to such person has been previously, or is substantially currently, provided to BGC or its representatives; and

•	GFI may participate in any discussions or negotiations with any such person or its representatives regarding such Takeover Proposal.

Under the Tender Offer Agreement, a “Takeover Proposal” means any proposal or offer for a direct or indirect (i) merger, binding share exchange, recapitalization, reorganization, scheme of arrangement under the United Kingdom Companies Act 2006, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving GFI or one or more of its subsidiaries, (ii) the acquisition or purchase, including by lease, exchange, mortgage, pledge, transfer or other acquisition or assumption, of 20% or more of the fair value of the assets or 20% or more of any class of equity or voting securities of GFI and its subsidiaries, taken as a whole, and in one transaction or a series of related transactions, (iii) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of GFI securities representing 20% or more of the voting power of GFI’s securities, or (iv) any transaction, or combination of transactions, similar to the foregoing; provided, however, that the term “Takeover Proposal” shall not include the transactions contemplated by the Tender Offer Agreement.

Under the Tender Offer Agreement, a “Superior Proposal” means any bona fide unsolicited written Takeover Proposal made by any party (other than BGC or any BGC subsidiary) that did not result from a breach of the Tender Offer Agreement, and that, if consummated, would result in such third party (or in the case of a direct merger between such third party and GFI, the stockholders of such third party) acquiring, directly or indirectly, 50% or more of the voting power of GFI’s securities or all or substantially all the assets of GFI and its subsidiaries, taken as a whole, and that the GFI board (upon the recommendation of the GFI Special Committee) determines in good faith

(after consultation with its outside legal counsel and its independent financial advisor) to be, if consummated, more favorable to holders of Shares than the Offer (taking into account any changes to the terms of the Tender Offer Agreement as may be proposed by BGC in response to such Superior Proposal) from a financial point of view, taking into account those factors as the GFI board (upon the recommendation of the GFI Special Committee) deems to be appropriate, including the likelihood of consummation.

Notice. GFI will promptly (and, in any event, within 6 hours) notify BGC if any bona fide inquiries, proposals or offers with respect to a Takeover Proposal are received by, any non-public information is requested in connection with any Takeover Proposal from, or any discussions or negotiation with respect to a Takeover Proposal are sought to be initiated or continued with, it, its subsidiaries or any of their respective representatives. In any such notice, GFI should indicate the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and should keep BGC reasonably informed of, and will provide to BGC and the Purchaser upon request, the status and terms of any such proposals or offers and the status of any such discussions or negotiations, and should provide BGC with copies of all drafts and final versions, including any comments thereon, of any agreements exchanged in relation to such Takeover Proposal.

No Change in Recommendation. Subject to certain exceptions described below, the GFI board and each committee of the GFI board (including the GFI Special Committee) may not effect a Change in Recommendation, which consists of any of the following actions:

•	withdraw, modify or qualify in a manner adverse to BGC or the Purchaser, or propose publicly to withdraw, modify or qualify in a manner adverse to BGC or the Purchaser, the GFI Recommendation;

•	take any public action or make any public statement in connection with the Offer inconsistent with such GFI Recommendation; or

•	approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal

Fiduciary Exception and Negotiation with BGC. However, at any time before the Expiration Date, the GFI board may, in response to a Superior Proposal or an Intervening Event, effect a Change in Recommendation under the following circumstances:

•	the GFI board, upon the recommendation of the GFI Special Committee, determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties to GFI stockholders under applicable law;

•	the GFI board, upon the recommendation of the GFI Special Committee, first provides prior written notice to BGC that it is prepared to effect such a Change in Recommendation, including the most current version of any written agreement relating to any Superior Proposal or, in the case of an Intervening Event, attaching information specifying such Intervening Event in reasonable detail and any other information related thereto that BGC reasonably requests (it being understood that the delivery of such notice will not, in and of itself, constitute a Change in Recommendation); and

•	BGC does not make, within four business days of receipt of such notice, a proposal that the GFI board, upon the recommendation of the GFI Special Committee, determines in good faith, after consultation with its outside legal counsel and its independent financial advisor, would cause the proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal, or which obviates the need for a Change in Recommendation as a result of the Intervening Event, as the case may be.

During the four business day period prior to its effecting a Change in Recommendation, upon BGC’s request, GFI and its representatives will negotiate in good faith with BGC and its representatives (so long as BGC and its representatives are negotiating in good faith) regarding any revisions to the terms of the transactions contemplated by the Tender Offer Agreement proposed by BGC intended to cause a Takeover Proposal not to constitute a

Superior Proposal or to obviate the need for a Change in Recommendation as a result of an Intervening Event. Any material amendment to the terms of a Superior Proposal or material change to the facts and circumstances that are the basis of an Intervening Event occurring or arising prior to the making of a Change in Recommendation will require GFI to provide BGC with a new notice and a new negotiation period of two business days.

Under the Tender Offer Agreement, an “Intervening Event” means a material development or change in circumstances occurring or arising after the date of the Tender Offer Agreement, which was not known or reasonably foreseeable to the GFI Board as of or prior to the date of the Tender Offer Agreement (which change or development does not relate to a Takeover Proposal), and which becomes known to the GFI Board prior to the Expiration Date.

Certain Other Permitted Disclosure. In addition, GFI or the GFI board, upon the recommendation of the GFI Special Committee, may take and disclose any position contemplated by Rule 14e-2 promulgated under the Exchange Act, or make any statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act in respect of any Takeover Proposal, or provide any information to stockholders of GFI required by Section 220 of the DGCL or make any disclosure to GFI stockholders if the GFI board, upon the recommendation of the GFI Special Committee, determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with its fiduciary duties to GFI stockholders under applicable law.

Access to Information. Subject to certain exceptions, and upon reasonable prior notice, GFI will (i) afford BGC reasonable access to all of its and its subsidiaries’ properties, books, records, contracts, commitments and personnel and (ii) provide a copy of each material report or other document filed by GFI as required by relevant securities laws, any governmental entity or self-regulatory organization and all other information with respect to GFI, in each case as may reasonably be requested.

In addition, after each month-end or quarter-end between the date of the Tender Offer Agreement and the Expiration Date, as applicable, GFI will deliver a copy of its management report, including certain financial information.

Expenses. Subject to certain exceptions, all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by any party in connection with the Tender Offer Agreement shall be paid by such party, except the expenses of printing and mailing the Tender Offer Documents and the Schedule 14D-9, all filing and other fees paid to the SEC in connection with the transactions contemplated by the Tender Offer Agreement and all fees associated with certain foreign competition laws, which will be shared equally by BGC and GFI.

Indemnification and Insurance. From and after the Offer Closing Date, BGC and its subsidiaries will, in their capacities as a stockholder of GFI, use commercially reasonable efforts to take actions reasonably necessary to cause GFI to indemnify and hold harmless, and provide advancement of expenses to, each present and former director and officer of GFI, and any person who becomes a director or officer of GFI between the date of the Tender Offer Agreement and the Offer Closing Date, for all acts and omissions occurring at or prior to the Offer Closing Date to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Tender Offer Agreement pursuant to GFI’s constituent documents and indemnification agreements, if any, in existence on the date of the Tender Offer Agreement with any indemnified persons. BGC and its subsidiaries will not, in their capacities as a stockholder of GFI, permit GFI or any of its affiliates, to amend, repeal or otherwise modify the constituent documents of GFI in any manner that would adversely affect the rights thereunder of any Indemnified Persons.

Prior to the Offer Closing Date, BGC and its subsidiaries will, in their capacities as a stockholder of GFI, use commercially reasonable efforts to take actions reasonably necessary to cause GFI to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time with respect to directors’ and officers’ and employed lawyers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as GFI’s existing policies with respect to matters existing or occurring at or prior to the Effective Time, subject to certain limitation and premium thresholds.

Employee Benefit Matters. Promptly following the Offer Closing, BGC will, or will cause one of its affiliates to, establish the “Distributable Earnings Bonus Pool” program, which will include the following material terms:

•	the Distributable Earnings Bonus Pool will be in an amount equal to one times the average annual distributable earnings (as described below) of the GFI inter-dealer brokerage business for the three successive 12-month periods beginning on July 1, 2015, (the “Three-Year Measurement Period”);

•	the Distributable Earnings Bonus Pool will be allocated 35% to Michael A. Gooch, 35% to Colin Heffron and 30% to other employees as mutually agreed by Messrs. Gooch and Heffron and BGC;

•	each participant’s allocable portion of the Distributable Earnings Bonus Pool will be in the form of an award of restricted equity units and preferred restricted equity units of BGC Holdings, L.P., which shall be granted after the end of the Three-Year Measurement Period used to measure distributable earnings, subject to each participant’s continued employment, except as otherwise determined on a discretionary basis, through the date on which distributable earnings are determined;

•	as a condition to participation in the Distributable Earnings Bonus Pool, each applicable individual is required to enter into a non-competition and award agreement containing the terms and conditions of his or her participation, which terms include certain conditions, obligations and covenants (including restrictive covenants) with which the individual must comply; and

•	Mr. Heffron’s non-competition and award agreement will provide that he is entitled to receive a gross amount equal to $5 million on or promptly after the Offer Closing, subject to certain terms and conditions (including being subject to forfeiture if Mr. Heffron breaches certain restrictive covenants), the amount of which shall be deducted from the amount of his award as determined at the end of the Three-Year Measurement Period.

For these purposes, “distributable earnings” shall be based on the methodology described and reflected in BGC’s quarterly or annual earnings releases, as applicable, with such releases and/or parts thereof filed with or furnished to the SEC, used to determine what are designated “pre-tax distributable earnings” in such releases, in respect of the then most recent corresponding period as applied to the GFI Brand (which is the inter-dealer brokerage business, as conducted by GFI and its subsidiaries or, following the back-end merger, the inter-dealer brokerage business operating as a GFI-branded division of BGC), subject to certain adjustments.

Purchaser has committed to enter into an employment agreement promptly following the Offer Closing with Michael A. Gooch, which will include the following:

•	term of the agreement will commence on the Offer Closing and end on October 18, 2018,

•	Mr. Gooch will serve as Executive Chairman of the GFI division and Vice-Chairman of Purchaser,

•	Mr. Gooch will be entitled to receive annual compensation in the form of (i) $36,000 in base salary and (ii) awards of restricted equity units and preferred equity units of BGC Holdings, L.P. with a value equal to $1,000,000 on an annualized basis (prorated for any partial fiscal year during the term) as determined and administered in accordance with BGC’s then-current practices, and

•	Mr. Gooch will be obligated to comply with certain conditions, obligations and covenants (including restrictive covenants that continue to apply for specified periods post-termination of employment) set forth in the agreement.

Purchaser has also committed to enter into an employment agreement promptly following the Offer Closing with Colin Heffron, which agreement shall be in the form of an amendment and restatement of Mr. Heffron’s current employment agreement and shall include the following terms:

•	the term of the agreement will commence on the Offer Closing and end, unless earlier terminated by either party, on October 1, 2018,

•	Mr. Heffron will serve as the senior executive of the GFI brand, reporting to the most senior executive of the GFI brand (i.e., Mr. Shaun Lynn),

•	Mr. Heffron will be entitled to receive annual compensation in the form of (i) $1,000,000 in base salary and (ii) $1,500,000 in annual bonus (prorated for any partial fiscal year during the term) which shall be paid either entirely in cash or two-thirds in cash and one-third in the form of restricted equity units and preferred equity units of BGC Holdings, L.P., depending on the amount of distributable earnings for the corresponding 12-month measurement period,

•	upon a termination of Mr. Heffron’s employment (i) on or prior to the third anniversary of the Offer Closing, by GFI or Purchaser without cause (as determined by the Chairman of Purchaser) or (ii) after the third anniversary of the Offer Closing, by Mr. Heffron, GFI or Purchaser for any reason other than for cause, Mr. Heffron shall be entitled to receive a lump sum severance payment equal to $4,800,000 (representing the severance amount to which Mr. Heffron would be entitled under his existing employment agreement upon a qualifying termination on the Offer Closing Date), subject to forfeiture or repayment, as applicable, in the event that Mr. Heffron violates any of the conditions, obligations and covenants (including restrictive covenants that continue to apply for specified periods post-termination of employment) set forth in the agreement, and

•	Mr. Heffron will be obligated to comply with certain conditions, obligations and covenants (including restrictive covenants) set forth in the agreement.

BGC and GFI have also agreed that GFI will establish a retention bonus pool for employees of GFI, which may be payable in the forms of forgivable loans and equity awards of BGC or its affiliates.

For the period beginning on the Offer Closing Date and ending on December 31, 2015, BGC and its subsidiaries will provide, or cause one of its affiliates to provide, to each employee of GFI or any of its subsidiaries immediately prior to the Offer Closing (each, a “Continuing Employee”) with benefits (other than equity or other incentive compensation benefits), that, taken as a whole, are comparable in the aggregate to the benefits provided to them immediately prior to the Offer Closing.

(a) Except to the extent necessary to avoid duplication of benefits, BGC and its affiliates will recognize the service of each Continuing Employee with GFI or its affiliates before the Offer Closing as if such service had been performed with BGC or its affiliates (i) for all purposes under the GFI Employee Benefit Plans that continue in effect after the Offer Closing, (ii) for purposes of eligibility and vesting under any benefit plans and programs of BGC and its affiliates, other than the continuing GFI Employee Benefit Plans, in which the Continuing Employees participate after the Offer Closing (the “New Plans”), and (iii) for benefit accrual purposes under any New Plan that is a vacation or severance plan.

With respect to any welfare plan maintained by the BGC or its affiliates in which Continuing Employees are eligible to participate after the Offer Closing, BGC and its affiliates will use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by GFI or its affiliates prior to the Offer Closing and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Offer Closing in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

Consents and Approvals. Each of GFI and BGC will use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Tender Offer Agreement, including:

•	making any filing required under any relevant foreign competition laws with respect to the transactions contemplated by the Tender Offer Agreement as promptly as practicable after the date of the Tender Offer Agreement;

•	take all actions to obtain and make the regulatory approvals set forth in the Parent Disclosure Letter as promptly as practicable after the date of the Tender Offer Agreement;

•	complying at the earliest practicable date with any request under any governmental entity (including under any relevant foreign competition laws) in respect of such filings or such transaction; and

•	acting in good faith and reasonably cooperating with the other party in connection with any such filings and in connection with resolving any investigation or other inquiry of any such agency or other governmental entity under any of the HSR Act, the relevant foreign competition laws, the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, each, as amended, and any other applicable laws or orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade with respect to any such filing or any such transaction.

GFI, BGC and the Purchaser will use reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by the Tender Offer Agreement, except to the extent prohibited by applicable law. In addition, GFI and BGC will give each other reasonable prior notice of any substantive communication with, and any proposed understanding, undertaking or agreement with, any governmental entity regarding any such filings or any such transaction.

None of GFI, BGC or the Purchaser will independently participate in any meeting, or engage in any substantive conversation, with any governmental entity in respect of any filings, investigation or other inquiry without giving the other parties prior notice of the meeting or conversation and, unless prohibited by any such governmental entity, the opportunity to attend or participate. GFI, BGC and the Purchaser will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any of them in connection with proceedings under or relating to the HSR Act, any relevant foreign competition laws or other antitrust laws.

In addition, BGC and GFI will use their reasonable best efforts to resolve any objections asserted by any governmental entity with respect to the transactions contemplated by the Tender Offer Agreement under any antitrust laws. If any proceeding is instituted or threatened that challenges any such transaction as inconsistent with or violative of any antitrust law, BGC and GFI will cooperate and use their reasonable best efforts vigorously to contest and resist (by negotiation, litigation or otherwise) any such proceeding, and to have vacated, lifted, reversed or overturned any temporary, preliminary or permanent order that is in effect and that prohibits, prevents, delays or restricts consummation of such transactions, unless BGC reasonably and in good faith determines that litigation is not in its best interests. BGC and GFI will use their reasonable best efforts to take any action required to cause the expiration of the notice periods, or to obtain the necessary approvals under, the HSR Act, if applicable, any relevant foreign competition laws or any other antitrust laws with respect to the transactions contemplated by the Tender Offer Agreement as promptly as possible after the execution of the Tender Offer Agreement.

However, neither BGC nor any subsidiary of BGC will be required to take any action that would result in any Burdensome Condition.

Under the Tender Offer Agreement, “Burdensome Condition” means making proposals, executing or carrying out agreements (including consent decrees) or submitting to laws (i) providing for the transfer, license, sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of BGC, GFI or any of their respective subsidiaries or the holding separate (through the establishment of a trust or otherwise) of the securities of any BGC subsidiary or GFI subsidiary or (ii) imposing or seeking to impose any limitation on the ability of BGC, GFI or any of their respective subsidiaries to conduct their respective businesses (including with respect to market practices and structure) or own such assets or to acquire, hold or exercise full rights of ownership of the business of GFI, the GFI subsidiaries, BGC or the BGC subsidiaries, in each case other than (x) with respect to antitrust laws, any such proposals, executing or carrying out agreements (including consent decrees) or submitting to laws that would not impair in any material respect the expected benefits of BGC and the BGC subsidiaries from or relating to the transactions contemplated by the Tender Offer Agreement, or (y) with respect to regulatory approvals, any immaterial administrative or ministerial obligations of BGC or any BGC subsidiary.

Back-End Mergers. For a period of 21 days commencing upon the earlier of the one-year anniversary of the Tender Offer Agreement and the termination of the Support Agreement, JPI will have the right to require BGC to complete one or more mergers involving each of JPI (or its successor in interest) and GFI. In the event that JPI exercises its election right and irrevocably agrees to vote for and support the back-end mergers, then GFI and BGC agree to take actions reasonably requested by BGC to consummate such the mergers as soon as reasonably practicable thereafter.

•	In the merger with GFI, each GFI Share (other than dissenting shares and shares held by BGC or Purchaser) would be converted into the right to receive an amount in cash equal to $6.10.

•	In the merger with JPI, (i) each share of outstanding common stock of JPI (or its successor in interest) (other than any dissenting shares) beneficially owned directly or indirectly by Messrs. Gooch and Heffron would be converted into shares of BGC Class A common stock and (ii) each other share of outstanding common stock of JPI (or its successor in interest) (other than any dissenting shares) would be converted into cash representing 30% of the total consideration and shares of BGC Class A common stock representing 70% of the total consideration. The total consideration paid in the JPI merger will be equal to $6.10 multiplied by the number of GFI Shares held by JPI immediately prior to the merger with JPI, with the portion of such consideration paid in BGC Class A common stock valued at $9.46 per share of BGC Class A common stock, which was the closing per share price of BGC Class A common stock on the day prior to the date of the Tender Offer Agreement. The merger consideration to be received by Messrs. Gooch and Heffron in the back-end mergers will be reduced for any damages resulting from violations by Mr. Gooch or Mr. Heffron of their restrictive covenants and other matters.

As a result of the back-end mergers, all outstanding shares of GFI will be held, directly or indirectly, by BGC. BGC’s obligation to pay the merger consideration to Messrs. Gooch and Heffron in the back-end mergers is subject to JPI and Messrs. Gooch and Heffron, as applicable, satisfying the following conditions:

•	neither Mr. Gooch nor Mr. Heffron shall have taken any action that would constitute a breach of certain restrictive covenants set forth the Tender Offer Agreement;

•	neither Mr. Gooch nor Mr. Heffron shall have taken any action that would constitute a breach of any of the restrictive covenants set forth in their employment agreements;

•	neither Mr. Gooch nor Mr. Heffron shall have taken any action that would constitute a breach of any of the restrictive covenants set forth in their non-competition and award agreements;

•	in connection with the sale of goodwill in the back-end mergers by Messrs. Gooch and Heffron in the back-end mergers, each of Messrs. Gooch and Heffron shall have entered into an agreement containing the conditions, obligations and covenants (including restrictive covenants that continue to apply for specified periods following the back-end mergers);

•	neither Mr. Gooch nor Mr. Heffron shall have, at any time prior to the effective time of the back-end mergers, transferred or agreed to transfer any of the BGC Class A common stock to be received in the back-end mergers, including by hedging or other arrangements affecting their economic interest in such hares;

•	at any election of directors between the date of the Tender Offer Agreement and prior to the consummation of the back-end mergers, all GFI Shares held or owned directly or indirectly by JPI shall have been voted in a favor of each nominee for election to the GFI Board and all other proposals submitted to the GFI stockholders that the GFI Board recommends that GFI stockholders vote “FOR” to the extent such other votes are permitted under the Support Agreement;

•	each of Messrs. Gooch and Heffron shall have irrevocably tendered their resignations from the GFI Board, effective upon the completion of the back-end mergers and the payment in full of the consideration to be paid to the equityholders of JPI pursuant to the back-end mergers; and

•	each of Messrs. Gooch and Heffron shall have certified that the conditions set forth above shall have been satisfied.

Other Covenants and Agreements. GFI and BGC have made certain other covenants to and agreements with each other regarding various other matters including:

•	issuing press releases and other public announcements; and

•	providing each other notice with respect to certain events.

Conditions to Consummating the Offer. See the conditions described in “The Offer—Section 15—Conditions of the Offer.”

Termination of the Tender Offer Agreement. The Tender Offer Agreement may be terminated and the Transactions abandoned at any time prior to the Expiration Date:

•	by mutual written consent of BGC and GFI; or

•	by either BGC or GFI, if:

•	the Offer Closing has not occurred on or before the Outside Date; or

•	any Restraint having any of the effects set forth in clause (c) in “The Offer—Section 15—Conditions of the Offer” is in effect and has become final and non-appealable.

•	by BGC if:

•	GFI has breached or failed to perform any of its representations, warranties or covenants under the Tender Offer Agreement, and such breach or failure to perform is incapable of being cured by GFI prior to the Outside Date or is not cured by the earlier of (x) 15 days following written notice to GFI by BGC of such breach or (y) the Outside Date, and such breach or failure to perform would result in the failure of any condition precedent to the consummation of the Offer to be satisfied (provided that BGC or the Purchaser is not then in breach of any representation, warranty, covenant or agreement contained in the Tender Offer Agreement that would permit GFI to terminate the Tender Offer Agreement in accordance with its terms);

•	GFI or any of its subsidiaries or any of its or their respective representatives has breached in any material respect any of their respective non-solicitation obligations under the Tender Offer Agreement; or

•

the GFI board or the GFI Special Committee fails to include the GFI Recommendation in GFI’s Schedule 14D-9, effects a Change in Recommendation, fails to publicly reaffirm the GFI Recommendation following the public disclosure or announcement of a Takeover Proposal and within three business days of a request by BGC, or, in the case of a Takeover Proposal made by way of a tender offer or exchange offer, fails to recommend that GFI stockholders reject such tender offer or exchange offer within ten business days (provided, however, that BGC will not have the right to terminate the Tender Offer Agreement from and after the Expiration Date).

•	by GFI if:

•	BGC or the Purchaser has breached or failed to perform any of its representations, warranties or covenants contained in the Tender Offer Agreement, which breach or failure to perform (A) is incapable of being cured by BGC or the Purchaser prior to the Outside Date or is not cured by the earlier of (x) 15 days following written notice to BGC or the Purchaser by GFI of such breach or (y) the Outside Date and (B) such breach or failure has resulted or would reasonably be expected to result in the failure of Parent or the Purchaser to consummate the Offer Closing in accordance with the terms of the Tender Offer Agreement; provided that GFI is not then in breach of any representation, warranty, covenant or agreement contained in the Tender Offer Agreement that would result in the failure of any condition precedent to the consummation of the Offer to be satisfied.

Termination Fee. GFI will pay BGC a termination fee of $27,005,057, if:

•	the Tender Offer Agreement is terminated after the Offer Closing has not occurred on or before the Outside Date and the Minimum Tender Condition has not been satisfied at the time of such termination;

•	BGC terminates the Tender Offer Agreement after GFI has breached or failed to perform any of its representations, warranties or covenants contained in the Tender Offer Agreement;

•	BGC terminates the Tender Offer Agreement after GFI has violated its non-solicitation obligations under the Tender Offer Agreement; or

•	BGC terminates the Tender Offer Agreement upon the failure of the GFI board to recommend that GFI stockholders tender into the Offer or a Change in Recommendation as described above and in the Tender Offer Agreement, and, in each case as set forth above, within 12 months of such termination, GFI consummates, or enters into a definitive agreement to consummate, a transaction contemplated by any Takeover Proposal, regardless of when made or thereafter consummated.

BGC Advance. At the Offer Closing, and only if the Board Condition has been satisfied and subject to compliance with certain expense provisions, BGC or one of its subsidiaries will, on the terms of a promissory note attached as an exhibit to the Tender Offer Agreement, advance up to $10,000,000 to GFI to pay costs, fees and expenses incurred by GFI in connection with the negotiation and preparation of the Tender Offer Agreement, the consummation of the Offer and the negotiation and preparation of the CME Merger Agreement and the transactions contemplated thereby, including all legal, accounting, brokerage and other fees and expenses.

No-Hire. During the Designated Period, neither BGC nor any of its affiliates, will employ, hire or otherwise engage as employee or consultant any person employed by GFI (or any of its subsidiaries) as of the date of the Tender Offer Agreement, in each case, without obtaining the prior written approval of GFI and neither GFI nor any of its affiliates, shall employ, hire or otherwise engage as employee or consultant any person employed by BGC (or any of its subsidiaries) as of the date of the Tender Offer Agreement, in each case, without obtaining the prior written approval of BGC.

Under the Tender Offer Agreement, the term “Designated Period” means with respect to the obligations of BGC and its affiliates from the date of the Tender Offer Agreement until the earliest to occur of the Offer Closing Date, the time that the GFI Board effects of a Change in Recommendation and the termination of the Tender Offer Agreement in accordance with its terms and with respect to the obligations of GFI, from the date of the Tender Offer Agreement until the earlier of the Offer Closing Date and the termination of the Tender Offer Agreement in accordance with its terms.

13. Purpose of the Offer; Plans for GFI.

The purpose of the Offer is to acquire as much equity as is possible (and at least a 43% equity interest) in GFI. The Offer is available for 100% of the outstanding equity interest in GFI, but the Minimum Tender Condition only requires that there be validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 43% of all then outstanding Shares. Ordinarily, we would seek to acquire any untendered Shares through a second-step merger involving GFI in which the remaining Shares would be converted into merger consideration. However, we may not be able to complete a second-step merger because of the agreements executed in connection with the CME Transaction. Specifically, certain stockholders of GFI, who collectively control approximately 38% of GFI’s issued and outstanding Shares, agreed pursuant to the Support Agreement that such stockholders would vote for the CME Transaction and vote against any alternative transaction. The restrictions in the Support Agreement continue for 12 months following the termination of the CME Merger Agreement

Consequently, it is possible that, if the Offer is completed, any untendered Shares will remain outstanding for some time. If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in GFI, we may, subsequent to the consummation of the Offer, seek to acquire the remaining untendered Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be greater than, equal to or less than the price offered in this Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

Under the terms of the Tender Offer Agreement, JPI has the right to request, within the period of 21 days following the earlier of the expiration or termination of the Support Agreement or one year from the date of the Tender Offer Agreement, that BGC complete a back-end merger in which each remaining Share of GFI would be converted into up to $6.10, with holders of GFI other than JPI receiving cash and holders of JPI receiving mixture of cash and BGC Class A common stock. The amount of consideration received in the back-end merger is subject to reduction in certain circumstances and BGC’s obligation to complete the back-end merger on these terms is subject to certain conditions each described under “The Offer—Section 12—The Tender Offer Agreement—Back-End Merger”. We intend to seek to cause GFI to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration are met. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations”.

Although we have no current intent with respect to the disposition of the Shares, in the event the Offer is consummated, we reserve the right to sell the Shares we hold, including those acquired in the Offer, to a third party. In such event, because we would hold at least a majority of all outstanding Shares on a fully diluted basis, it is possible that we would be able to sell such Shares at a price higher than the offer price.

Except as described above or elsewhere in this Offer to Purchase, BGC and the Purchaser have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving GFI or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the GFI Board or management, any material change in GFI’s indebtedness, capitalization or dividend rate or policy or any other material change in GFI’s corporate structure or business.

14. Dividends and Distributions.

If, on or after the date of this Offer to Purchase, GFI (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues, distributes to stockholders or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, without prejudice to our rights under “The Offer—Section 15—Conditions of the Offer”, we may make such adjustments in the offer price and other terms of the Offer as we deem appropriate to reflect such split, distribution, combination or other change including the number or type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, GFI declares or pays any cash dividend on the Shares or other distribution on the Shares, including without limitation any distribution of shares of any class or any other securities or warrants or rights, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on GFI’s stock transfer records, then, subject to the provisions of “The Offer—Section 15—Conditions of the Offer”, (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

15. Conditions of the Offer.

Notwithstanding any other provisions of the Offer, Purchaser shall not be required to, and BGC shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any validly tendered (and not withdrawn) Shares, unless immediately prior to any scheduled Expiration Date:

(a) there is validly tendered and not validly withdrawn a number of Shares which, together with the Shares then owned by the Purchaser and its subsidiaries, represents at least 43% of all then outstanding Shares on the Expiration Date;

(b) the regulatory approvals set forth in BGC’s Parent Disclosure Letter to the Tender Offer Agreement (the “Parent Disclosure Letter”) shall remain in effect and shall not have been revoked by any relevant regulatory authority;

(c) no laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other judgment shall have been issued and remain in effect, by a governmental entity or self-regulatory organization of competent jurisdiction having the effect of making the Offer illegal or otherwise prohibiting consummation of the Offer, or seeking to impose a Burdensome Condition (as defined in the Tender Offer Agreement) (collectively, “Restraints”) unless such Restraint is vacated, terminated or withdrawn;

(d) (i) the representations and warranties of GFI set forth in the Tender Offer Agreement, other than the representations and warranties set forth in Section 2.1 (Organization), Section 2.2 (Subsidiaries), Section 2.3 (Capitalization), Section 2.4 (Authorization; Board Approval), Section 2.5 (Takeover Statute; No Restrictions on the Transactions), Section 2.6(a)(i) (No Violations; Consents and Approvals), Section 2.11 (other than Section 2.11(a)(i)(A)) (Absence of Certain Changes), Section 2.24 (CME Merger Agreement) and Section 2.25 (Brokers) (collectively, the “GFI Identified Representations”) thereof, made as if none of such representations and warranties contained any qualifications or limitations as to “materiality” or Material Adverse Effect (as defined in the Tender Offer Agreement), shall be true and correct as of the date of the Tender Offer Agreement and as of any scheduled Expiration Date as though made on and as of such Expiration Date (except to the extent in either case that such representations and warranties speak as of another date), except where the failure of such representations and warranties to be true and correct as so made does not constitute a Material Adverse Effect (as defined in the Tender Offer Agreement), and (ii) the

GFI Identified Representations shall be true and correct in all respects as of the date of the Tender Offer Agreement and as of any scheduled Expiration Date as though made on and as of such Expiration Date (except to the extent in either case that such representations and warranties speak as of another date), except with respect to the representations and warranties contained in Section 2.3 thereof for de minimis inaccuracies;

(e) GFI shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under the Tender Offer Agreement on or prior to the Expiration Date;

(f) GFI shall have delivered to BGC a certificate, signed by an executive officer of GFI, confirming the satisfaction of the conditions set forth in clauses (d) and (e) above; and

(g) the Tender Offer Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of BGC, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our sole discretion in whole or in part at any time or from time to time before the Expiration Date, in each case, subject to the terms of the Tender Offer Agreement and the applicable rules and regulations of the SEC. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by GFI with the SEC and other publicly available information concerning GFI, we are not aware of any governmental license or regulatory permit that appears to be material to GFI’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under Other State Takeover Statutes, such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to GFI’s business or certain parts of GFI’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 15—Conditions of the Offer”.

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. GFI, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and GFI, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and GFI, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 15—Conditions of the Offer”.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the FTC), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied.

Pursuant to the requirements of the HSR Act, BGC originally filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on September 15, 2014. The original Notification and Report Form was withdrawn on September 30, 2014 and resubmitted on October 2, 2014. On October 17, 2014, the FTC granted early termination of the waiting period applicable to the purchase of Shares pursuant to the Offer under the HSR Act.

The Antitrust Division and the FTC could scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer at any time before or after the consummation of any such transactions, and they could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or GFI’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Section 15—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

We believe that any required approvals or clearances will be obtained, but there can be no assurance that all such approvals or clearances will be obtained.

Appraisal Rights. You do not have appraisal rights as a result of the Offer.

Other. Based upon our examination of publicly available information concerning GFI, it appears that GFI and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained.

Any merger or other similar business combination with GFI would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, we may be required to comply with Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning GFI and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction. Any transaction that Rule 13e-3 may otherwise be applicable to may take the form of a merger, share exchange or other business combination or may be accomplished through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing.

17. Legal Proceedings

We are not aware of any legal proceedings relating to this Offer.

18. Fees and Expenses.

Cantor Fitzgerald & Co. is acting as our financial advisor and as the Dealer Manager in connection with the Offer and will receive customary fees in connection with this engagement. We have agreed to reimburse the Dealer Manager for reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Manager against certain liabilities, including certain liabilities under the U.S. federal securities laws. Cantor Fitzgerald & Co. is an affiliate of each of the Purchaser and BGC.

We have retained Innisfree M&A Incorporated to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

19. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such state and extend the Offer to holders of Shares in such state.

No person has been authorized to give any information or make any representation on behalf of BGC or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed with the SEC by GFI pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the GFI board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. The Schedule TO and Schedule 14D-9 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer—Section 9—Certain Information Concerning the Purchaser and BGC of this Offer to Purchase”.

BGC PARTNERS, L.P.

February 20, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF BGC PARTNERS, INC.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of the Purchaser are set forth below. References in this Schedule I to “BGC”, “we” or “our” mean the Purchaser, BGC Partners, Inc. The current business address of each director and executive officer is c/o BGC Partners, Inc., 499 Park Avenue, New York, NY 10022. The current business telephone of each director and executive officer is (212) 610-2200. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with the Purchaser. Each director is a United States citizen. Messrs. Sadler, Lynn and Windeatt are citizens of the United Kingdom. The other officers are United States citizens. Except as described in this Schedule I, none of the directors and executive officers of BGC listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
Howard W. Lutnick	53	Mr. Lutnick is the Chairman and CEO of BGC Partners, a position in which he has served from June 1999 to the present. Mr. Lutnick joined Cantor Fitzgerald, L.P. (“Cantor”) in 1983 and has served as President and Chief Executive Officer of Cantor since 1992 and as Chairman since 1996. Mr. Lutnick’s company, CF Group Management, Inc., is the managing general partner of Cantor. Mr. Lutnick is Chairman of the Board of Managers of Haverford College, a member of the Board of Directors of the Fisher Center for Alzheimer’s Research Foundation at Rockefeller University, the Executive Committee of the USS Intrepid Museum Foundation’s Board of Trustees, the Board of Directors of the Solomon Guggenheim Museum Foundation, the Board of Directors of the Horace Mann School, the Board of Directors of the National September 11 Memorial & Museum, and the Board of Directors of the Partnership for New York City. In addition, Mr. Lutnick is Chairman of the supervisory board of the Electronic Liquidity Exchange, a fully electronic futures exchange.

John H. Dalton	72	Mr. Dalton has been a director of our Company since February 2002. In January 2005, Mr. Dalton became the President of the Housing Policy Council of the Financial Services Roundtable, a trade association composed of large financial services companies. Mr. Dalton was President of IPG Photonics Corp., a company that designs, develops and manufactures a range of advanced amplifiers and lasers for the telecom and industrial markets, from September 2000 to December 2004. Mr. Dalton served as Secretary of the United States Navy from July 1993 to November 1998. He also serves on the Board of Directors of Washington FirstBank, and Fresh Del Monte Produce, Inc., a producer and marketer of fresh produce.

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History

Albert M. Weis	88	Mr. Weis has been a director of our Company since October 2002. Mr. Weis has been President of A.M. Weis & Co., Inc., a money management company, since 1976. Mr. Weis was Chairman of the New York Cotton Exchange from 1997 to 1998, 1981 to 1983 and 1977 to 1978. From 1998 to 2000, Mr. Weis was Chairman of the New York Board of Trade. From 1996 to 1999, Mr. Weis was a director and chairman of the Audit Committee of Synetic Inc., a company that designs and manufactures data storage products, and, from 1999 to 2001, he was a director and chairman of the Audit Committee of Medical Manager Corporation (successor to Synetic Inc.).

Stephen T. Curwood	66	Mr. Curwood has been a director of our Company since December 2009. Mr. Curwood has been President of the World Media Foundation, Inc., a non-profit media production company, since 1992 and Senior Managing Director of SENCAP LLC, a New York and New Hampshire-based investment group, since 2005. Mr. Curwood has been a principal of Mamawood Pty Ltd., a media holding company based in Johannesburg, with investments in South Africa, since 2005. Mr. Curwood was a member of the Board of Managers of Haverford College from 2011 to 2012, and served on the Investment Committee and as a chair of the Committee on Social Investment Responsibility. From 1996 to 2003, Mr. Curwood was a lecturer in Environmental Science and Public Policy at Harvard University. Mr. Curwood was a trustee of Pax World Funds, a $2.5 billion group of investment funds focused on sustainable and socially responsible investments based in Portsmouth, New Hampshire, from 2007 until 2009.

William J. Moran	73	Mr. Moran has been a director of our Company since June 2013. Mr. Moran retired from JPMorgan Chase & Co. in June 2005, after serving as its Executive Vice President since 1997 and General Auditor since 1992. He served as a director of eSpeed, Inc., the Company’s predecessor, from December 1999 to November 2005. Mr. Moran also served as a director of Sovereign Bancorp, Inc. from 2006 until it was acquired by Banco Santander, S.A. in 2009. He served on the Board of Directors of ELX Futures, L.P. from 2009 until June 2013. He also serves on the Advisory Board of the School of Management of Marist College and on the Board of Directors of The College of Technology. He also previously served as a director of Lighthouse International. He is a member of the American Institute of Certified Public Accountants and the New York Society of Certified Public Accountants, and was a member of the Bank Administration Institute and the Institute of Internal Auditors.

Linda A. Bell	55	Dr. Bell has been a director of our Company since July 2013. Dr. Bell has served as the Provost and Dean of the Faculty at Barnard College, Columbia University since 2012, where she is also a Professor of Economics. Previous to joining Barnard, Dr. Bell was the Provost and John B. Hurford Professor of Economics at Haverford College from 2007 to 2012 and a member of the faculty since 1992. Prior to her tenure at Haverford, Dr. Bell held visiting faculty appointments at Stanford University, the University of California, San Diego, the John F. Kennedy School of Government at Harvard University, the Woodrow Wilson School of Public Administration at Princeton

University, and the Stern School of Business Administration at New York University. Dr. Bell has also served as a research fellow at the Institute for the Study of Labor (IZA) in Bonn, Germany since 2003, and as a senior consultant for the labor practice group of the National Economic Research Associates since 2006. In addition, she served on the Board of Directors and Regulatory Oversight Committee of ELX Futures, a fully electronic exchange, from 2009 to July 2013.

EXECUTIVE OFFICERS

Name	Age	Present Principal Occupation or Employment; Five-Year Employment History
Shaun D. Lynn	52	Mr. Lynn has been our President since April 2008. Previously, Mr. Lynn had been President of BGC Partners, L.P. since 2004 and served as Executive Managing Director of Cantor from 2002 to 2004. Mr. Lynn also served as Senior Managing Director of European Government Bonds and Managing Director of Fixed Income from 1999 to 2002. From 1989 to 1999, Mr. Lynn held various business management positions at Cantor and its affiliates. Prior to joining Cantor in 1989, Mr. Lynn served as a Desk Head for Fundamental Brokers International in 1989 and was Associate Director for Purcell Graham from 1983 to 1989. Mr. Lynn is on the supervisory board of the Electronic Liquidity Exchange.

Stephen M. Merkel	56	Mr. Merkel has been our Executive Vice President, General Counsel and Secretary since September 2001 and was our Senior Vice President, General Counsel and Secretary from June 1999 to September 2001. Mr. Merkel served as a director of our Company from September 2001 until October 2004. Mr. Merkel has been Executive Managing Director, General Counsel and Secretary of Cantor since December 2000 and was Senior Vice President, General Counsel and Secretary of Cantor from May 1993 to December 2000. Prior to joining Cantor, Mr. Merkel was Vice President and Assistant General Counsel of Goldman Sachs & Co. from February 1990 to May 1993. From September 1985 to January 1990, Mr. Merkel was an associate with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison. Mr. Merkel is on the supervisory board of the Electronic Liquidity Exchange, and is a founding board member of the Wholesale Markets Brokers’ Association, Americas.

Anthony Graham Sadler	58	Mr. Sadler has been our Chief Financial Officer since April 2009. Previously, Mr. Sadler had been the Chief Financial Officer for Europe and Asia for both BGC Partners and Cantor. From 1997 to 2008, Mr. Sadler held various positions in Bear Stearns, serving as Chief Financial Officer and Chief Operating Officer of Bear Stearns-Europe from 2005 to 2008, and was a member of the European Executive Committee. Prior to that time, from 1983 to 1997, he was employed at Barclays Capital (and its predecessor de Zoete & Bevan) in a variety of finance positions, including two years as Director of Global Finance and two years as Divisional Director of the Markets Division. Mr. Sadler also trained with Peat Marwick Mitchell (now KPMG) in public accounting.

Sean A. Windeatt	41	Mr. Windeatt has been our Chief Operating Officer since January 2009. Mr. Windeatt has been Executive Managing Director and Vice President of BGC Partners since 2007 and served as a Director of Cantor Fitzgerald International from 2004 to 2007. Mr. Windeatt also served as a Business Manager and member of the finance department of Cantor Fitzgerald International from 1997 to 2003.

SCHEDULE II

SECURITIES TRANSACTIONS IN THE PAST 60 DAYS

None of BGC, the Purchaser or any of the persons identified on Schedule I has engaged in any transaction involving any securities of GFI in the past 60 days.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by courier:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their telephone numbers, addresses and/or email addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free:

(888) 750-5884

Banks & Brokers May Call Collect:

(212) 750-5833

The Dealer Manager for the Offer is:

Cantor Fitzgerald & Co.